Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Sprint Corporation

Commission File No.:  001-04721

Open Letter to T-Mobile Customers: Shifting the Un-carrier into Overdrive

T-Mobile and Sprint have announced plans to come together. T-Mobile’s President and CEO, John Legere, gives his take on what it means for T-Mobile customers now and in the future.

As you may have seen, we have announced plans to combine with Sprint, and I wanted to tell you — our customers — what this means.

This deal will be like putting jet fuel in the Un-carrier engine! The New T-Mobile will be a bigger, better, stronger disrupter able to drive fierce competition in the converging wireless, video, and broadband space. As the CEO of the New T-Mobile, I promise you this: We will shift this Un-carrier revolution into overdrive.

And, that will lead to more competition — competition that should make wireless, video, and broadband more affordable for everyone, especially in rural America where choices are limited today.

With the capabilities and assets from Sprint, the New T-Mobile will be uniquely able to create a broad and deep 5G network nationwide in the first few years of the 5G innovation cycle — the years that will determine if American firms lead or follow in the coming 5G era.

This is important because 5G will unlock revolutionary breakthroughs. Going from 4G to 5G is like going from the steam engine to the combustion engine … everything is going to get a lot faster, and American innovators are going to create some pretty incredible things.

While the deal is closing, we’ll keep on being the Un-carrier, putting you first, improving coverage, being faster than everyone, and challenging the wireless industry (and soon cable too) to do better for you. That will never change!

After the deal closes, both T-Mobile and Sprint customers will get even better coverage, capacity, and performance as these two networks come together. And you can always get the latest information on the deal www.Allfor5G.com.

For the past five years, we have fought hard to change wireless for good — for you, our customers … and for all wireless customers. That’s what being the Un-carrier is all about. And know this: we are far from done … and we won’t stop!

John Legere
President and CEO, T-Mobile US

P.S. Here come the lawyers.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION

STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following is a letter from T-Mobile to certain of its business-to-business (B2B) customers.

Hi,

I wanted to personally share the news directly with you — the rumors are true, and today, we announced our plans to combine with Sprint.

You have been an important part of T-Mobile’s success, and I look forward to what we will do together in the future.

This combination will accelerate the innovation T-Mobile is famous for and create a supercharged competitor to benefit U.S. consumers. The combined company will be called T-Mobile with John Legere, current T-Mobile CEO and President, as CEO.

We’re confident that regulators will recognize the compelling benefits for consumers and the country and are projecting closing no later than first half of 2019. For now, it remains business as usual! We’re still here to give you the best network, the best customer care and support, and the best value in wireless.

Longer term, this deal is all upside for you. It means your T-Mobile network will get even better — in speed, coverage, and reliability — the instant we bring these two networks together.

The new T-Mobile will have the resources, spectrum assets, and economies of scale to drive a wave of innovation and disruption in the converging wireless, broadband and video marketplace. We will be able to move faster and stronger into true nationwide 5G — from the largest cities to the previously under-served rural communities — and help lay the foundation for U.S. leadership in this next phase of the digital economy. We will fuel substantial job creation nationwide — both directly at the new T-Mobile and indirectly across multiple industries — and our unprecedented investments will drive economic growth across the U.S. We hope you share our enthusiasm for #5GforAll!

Of course, we won’t stop challenging the crazy norms of this industry, putting customers first, and delivering breakthroughs to our customers in the form of more innovation, better value, and stronger service.

For now, thank you for your business. We started the Un-carrier revolution to change wireless for good, and we’re excited about this giant step in our mission. The next few years may be the most exciting we’ve ever seen as we put the Un-carrier into overdrive! I look forward to what the future holds with our continued partnership.

You can learn more about the deal and stay up to date at www.Allfor5G.com.

Feel free to reach out to me if you have questions.

[Signature]

PS Here come the lawyers.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

T-Mobile: CNBC Squawk on the Street Transcript

Participants:

•                  Carl Quintanilla, CNBC

•                  Jim Cramer, CNBC

•                  David Faber, CNBC

•                  John Legere, T-Mobile

•                  Marcelo Claure, Sprint

Carl Quintanilla: Welcome back to “Squawk On The Street.”  I’m Carl Quintanilla here with Jim Cramer. Joining us on set fresh from announcing the massive long talked about merger is CEOs of T-Mobile, John Legere, and CEO of Sprint, Marcelo Claure. Welcome. Did you see this happening?

John Legere: Well I’ll let Marcelo chime in but we’ve obviously been thinking about this for a long time. There’s been gyrations as to whether it could get through from a price or government standpoint but one thing that was never confused, especially with Marcelo and I, is that these two companies made sense together and the 5G aspects that are critical for the country and critical for us really was the flipping point as to this is the time and it makes great sense.

Jim Cramer: All right, Marcelo, is my bill going to go up? I mean how how could it not? Because in the end, competition, free market competition brings down prices.

John Legere: Ask him who his provider is before you tell him about prices. His bill is going down because he has the dumb and dumber.

Jim Cramer: You never told me which was dumber.

John Legere: AT&T has solidly moved into the dumber row. Solidly all in, I mean, that egg they laid the other day. Come on.

Marcelo Claure: Right we’ve been very clear in this merger about what would make the merger unique is we’re set to build the world’s most advanced 5G network and the combination of our companies allow us to do that. We made a commitment that few people make that we’re going to offer the best products and services at lower prices. So we plan to make the market more competitive, you’ve seen two disruptive companies, T-Mobile and Sprint, together, you know, if you think we’re disruptive, together we can turbocharge that.

Jim Cramer: Alright, can you just make the promise right now? You’ll have an average bill can you tell me now? Can you just tell me right now, promise us that our bill will go down 20%.

Marcelo Claure: I wouldn’t say 20%.

Jim Cramer: 25?

Marcelo Claure: But I can promise you we’ll have the lower prices.

John Legere: Why don’t you consult the new CEO of the new company? [laughter ]

Jim Cramer: Let’s have a promise, right here it would be so good. Right now we have this guy, he’s tweeting about the Jazz Fest in New Orleans. Right now, can you please tell us a 25% decline.

John: I won’t say 25% but I’ll say services are going to be broadened and prices are going to go down, speeds are going to go up, 5G capabilities will be unlike anything that the United States has ever seen before, jobs are going to go up from day one—both companies we have more people than they did the day they were separate and very importantly, Jim, the uncarrier, which is a fabric that sprint gained, as well, it’s the competition of the United States. This is going to super charge that in what you’ll get with the network is higher speeds, lower prices, and I got news for you..  Dumb and Dumber, wi-fi, and son of Wi-Fi pipe, you know, our other big competitors, this is bad news for them. Here is something I want to tell you. Two pieces I think are important, one is—today we want to talk a little bit to shareholders. This deal is incredible. Okay so what you got is company when it comes together. Pro-forma revenue this year is $75 billion. Service revenue is $55 to $57 billion, $22 to 23 billion year one of adjusted EBITDA. 40 to 42% EBITDA margins growing to $55 to 57. How about this, the company will have 2.9 times the net debt leverage but it will be able to go down two turns by three to four years and the reason is the cash flow is going to from $1 to $2 billion, in 2022 it will be $10-11 billion. In 2025 this company will generate $16-18 billion of free cash flow. Synergies—$43 billion, $6 billion run rate. And of that, 93% op x and 7% cap x and so $26 billion are network synergies. So those are hard synergies and we know how to do those.

Carl Quintanilla: David, I’ll give you a chance to jump in

John Legere: Where is he?

David Faber: Here, I’m in your ear. My apologies for not being there in person.

John Legere: We’ve been waiting for so long do the deal for so long, and the day we do it you go off to Hollywood with the star lights I mean what’s going on here?

David Faber: I know, I know. Timing is everything in life John, and mine has never been particularly good. But yours you’re hoping is good this time in terms of timing, and you make a compelling case certainly for the business perspective. I mean that $6 billion number, you know how long I’ve been covering deals, there’s not many numbers I can remember being that large in terms of real synergies. It’s a huge number! But back to anti-trust for a moment, to those who say I get all the arguments you’re making, but why change what is clearly working? And in this I’m quoting Paul Gallen from Callen this morning. Why change what is clearly working? You helped drive down prices, you forced Verizon and AT& to go to unlimited. It’s been working. Why screw with this?

John Legere: Okay and, you know, David, this is the game that we put our helmets on to come play today. After we come here and meet with you guys, couple of other stops that are not as relevant as CNBC and all roads lead to Washington. Everybody’s got an idea, the preconceived notion of the deal. Here’s what I say. I’ll start with yours, first. Take that competition and super charge it. You know, put it on faster speeds, bigger scale, and bring lower prices. My commitment, Marcelo’s commitment is if you liked the competition before, you’ll love what is coming with this one. Secondly, 5G is coming. And by the way with the hype that the United States has had around AT&T and Verizon, we are behind. It’s the early innovation cycle of 5 g — we are behind China. And that’s not something we can allow. This will be the first company, because of our available spectrum, 600 megahertz, to build a nationwide broad coverage 5G service. And guess what, CTIA says that the leadership in 5G can bring 3 million jobs, 275 billion investment, and $500 billion of economic value. But we’re behind and, by the way, what we also hope to do is get dumb and dumber and get Comcast and others to step up their investment and we expect they’ll invest in extra $20 billion and we’re going to invest $40 billion in the first three years. That’s a story that Washington wants to hear. It’s not about 4 to 3, it’s about 0 to 1. It’s about supercharging the uncarrier, it’s about jobs. This deal will get approved because it’s great for the United States.

Jim Cramer: What do we do about the idea?  I’m thinking about President Trump, a lot of commentary is about bailing out a very rich, billionaire Japanese man. And also, a billion dollar German company. So we have a German company that does very well, and how about the Softbank — isn’t President Trump going to say we’re not going to bill out the Japanese, are you kidding me?

Marcelo Claure: This is not about bailing out. I mean, both Softbank and Deutsche Telecom have had a very good relationship with the US government for a very long time. But I think most importantly, this started in 2012. You’ve been covering this for a while now, it was an ambition to combine the company in 2012. We waited for the right time and the time is right now. And the main reason for it is the US needs to lead on 5g and the only way is by combining Sprint and T-Mobile. AT&T and Verizon cannot do it. The way we’re going build is through the 5G network. The amount of economic development that 5G will bring to the US, you’re talking about $500 billion addition to the GDP. You’re talking about the creation of 3 million jobs — tell me what else do you see today that has the ability to create 3 million jobs?

There’s nothing else. So, we think it’s good for America and we think this is good for consumers. We made it very clear that we’re going to lower prices best product, best prices. How many mergers do you know of making commitments that they’ll add tens of thousands of jobs in the first three years. This is a growth story in which the synergies are more valuable than the companies on a stand-alone basis. We think it’s an amazing deal for everybody around.

John Legere: I want to be clear. I work for “Squawk on the Street,” you know, none of this Deutsche Telecom. I work here.

Jim Cramer: I forget that a lot of times I do. Sometimes I think you work for T-Mobile but maybe I’m being dumbest.

John Legere: Here’s another thing. President Trump does have some impact on this deal because tax reform has significantly increased the value of this deal. Tax reform is also given us the engine that we’ll be able to use while we’re investing to hypercharge this, and I would say if you think about agendas in Washington, leadership with China is risking taking the US position in such a critical area. I think we’re goal-aligned from a political agenda

David Faber: Marcelo, let me come to you, for a second, Marcelo. This will be a long regulatory review targeting June of 2019 as potentially getting to a close what happens between now and then. We detail the competition between the two of you, the trash talking that has gone on, so how do you operate against the competitor while you’re under this kind of regulatory review? Do you keep up the same level of spending, for example? You guys spend hundreds of millions of dollars on TV ads, do you keep it up? or do you back off during the regulatory review? Obviously in the hope and expectations that you’re going to be one company.

Marcelo Claure: Oh no we don’t back off. As a matter of fact, even tomorrow we get back to competition. We’ll continue to track AT&T, T-Mobile, and Verizon customers. We’re going to invest into the Sprint network. It will be the largest investment in sprint in terms of continuing to build the 5G.

We’re competitors and we’ll continue to run the company the same way these last four years. We’ll continue to compete and continue to win. I think both companies are disrupters and, you know, we’ll continue to run the company the same way we’ve been doing the last four years.

John Legere: One thing is clear, David you asked before if there would be an opportunity for Marcelo and I to have thanksgiving dinner together this year we will, and I will throw potatoes on him as I promised.

Carl Quintanilla: On that point, I want to talk about the relationship you two have. This is a sound bite of John from August 18th. Take a listen.

Sound bite: Marcelo needs to wake up and realize that the mother of all customer loads is sitting in Verizon and AT&T. 77% of my customer ads come from those two and I think he should focus on fixing his company and, you know, just copy, paste everything I do and you’ll be fine.

Carl Quintanilla: How much of that was performance? How much of that suggests that culture matches here?

John Legere: I said it to him on the way in. Hey listen, we have had, and we will, as Marcelo said, a very competitive spirit. It’s just who we are. Our companies are that — I will tell you, worst kept secret, unfortunately, is I like the guy. I actually found out, as I said, if I was tall, young, had a billion dollars, and owned a football team, we would actually be the same person. But outside of those things, you know.

Jim Cramer: All right all right. I add this when I look at this, I realize that you do check off a lot of boxes. I mean, it’s very clear what you want to do is say there’s no doubt about it, “we’re going to spend more on 5G. We’ll do more rural. You don’t have to worry about that about any anti-trust because now Comcast adds more people than AT&T and Verizon. I want to know where does this money get spent? I mean the tower companies are saying <whoa>. Radio, anybody in advertising are saying <whoa>. Where are these people going to be employed? Where are we going to get them? Are they going to be telephone lineman? I want to know where these jobs are going to be created.

John Legere: Several things, Jim, the majority of the $40 billion that we’ll invest in the first three years is take what will be 110,000 macro sites in this network and right-size them to 85,000 while increasing 10, hang the 2.5 network from a sprint on our towers, and ours on theirs, and have an integrated network. A lot of spending on rural America jobs and rural America stores, and U.S call centers expansion to create this capability. So there’s a plethora of places where we’ll spend the money. And I continue to believe that it’s going to cause the rest of the players to spend more, too, which is going to be good for America. We look forward to telling this story every minute, all day.

David Faber: John, it’s David again. I would assume if Verizon is listening to the talk you’ve had over the last 24 hours in terms of their inability to deliver 5G, they’re kinda wondering what you’re talking about. They have tests in a lot of markets. If you go to Boston, check it out. they’re spending billions and billions of dollars and they’re talking about this being available in the not too distant future. What am I missing in what I’m hearing from them and what you guys seem to be saying?

John Legere: I’m so happy you read the question that I e-mailed you. I’m just kidding. Listen, here is the deal, ready? I’m only going to give you one statoid. So what they’ll do is building millimeter wave. Very high brand spectrum in small geographic areas to do fixed broadband replacement. Ready, get your pencils out. If you use millimeter wave strategy to build a nationwide network, you need 1 site per thousand square yards. Which means you need 6 million sites at 250,000 per site, 1.5 trillion, ain’t going to happen, okay. The only other alternative, because they don’t have access spectrum because they’re out, is they would need to kick their customers off of LTE, re-farm, and go to 5G. So if this wasn’t TV, I would say a word that they are. And they are. They’re hosed. They’ve got to do an above face, they have to stop lying. They can’t do small millimeter wave broadband replacement and the best way for them to learn that is to watch somebody else help the United States gain leadership position and then come back and in and spend the money they’re withering away somewhere else.

Jim Cramer: I’m struggling. I’m struggling because I’ve got a Sprint — every single corner I got a Sprint store and a T-mobile store. Come on, Marcelo, your stores will close, those people are going to get thrown out of their jobs, what are you going to do with them? Do you have ideas?

Marcelo Claure: Absolutely. What we’re planning to do, is, we’re going to choose where the best stores are and then the growth expansion of the stores. Don’t forget we operate in certain parts of the country. The expansion is going to be nationwide. We plan to cover the same territory that Verizon and AT&T do with the new 5g network, so we plan to create hundreds and hundreds of new stores, so there’s going to be a rebalancing. But the whole idea is we have so much to choose from. But for every store we close in an urban area, we plan to open the same in suburban areas.

Jim Cramer: Ok, then, other than the towers, where is the synergy. how do you save money so our bills go down? that’s still bill a big factor people don’t want their bills to go up.

John Legere: First of all, Jim, your bill couldn’t go higher. I mean you pay so much its incredible.

Jim Cramer: I have a family plan.

John Legere: Well, come on. Help those poor people, help the military. Help the vets. Come to T-mobile. Listen Jim, 26 million of the 43 billion is from network. Site decommissioning and site avoidance. Then you’ve got 11 billion of that, that is sales rationalization. You got 6 billion, that is IT and spending, etc. Now one of the things that we did, we announced that the new company will be called T-mobile. But what we didn’t say yet, is that we own the brands Sprint, T-mobile, Boost, Metro, Virgin. Okay, we haven’t made decisions yet. That’s an amazing brand portfolio. You ready for this? We have 127 million customers. 70 million postpaid brand customers and 30 million prepaid. By the way, that’s 100 million branded customers. AT&T has 93 million. Welcome to the back of the bus, AT&T. So there’s a lot to do and as you know, any time you have job creation, some go up. some go down. There’s a rationalization, but the net is an increase in opportunity.

Carl Quintanilla: Here is a statement from Verizon.

“We remain focused on providing customers with the most reliable 4G network, not just a proposal that may or may not happen in the next couple of years.”

They’re going to play up the uncertainty regarding this, right? is that not an inhibiter.?

John Legere: Yeah. They’re out of spectrum, they need to buy dish. They have salivating they would have done this. How about this, did you see the results the other day? All I know is they lost customers, service revenue is declining, they’re praying for this 5G way to maintain network leadership. And Carl, it’s just not. It’s like a millimeter wave broadband replacing the application that you can use that for is, instead of sitting on your couch and watching Netflix with your Comcast connection, you can sit on your couch and watch Netflix with your Verizon millimeter wave. Here’s the deal. 5G will bring a hundred times more capacity, a hundred times faster speeds, ten times the latency. This is where you get submillisecond latency and autonomous cars and mobile VR and mobile AR. How is that going to work in one pipe, in one geographic area? You need nationwide 5G and we’ll bring it to America.

Jim Cramer: Where are we getting all this? I would like to know, because we have a lot of viewers - who are getting the orders? What kind of businesses? What kind of telecommunications, American technology companies are going to do well for this? I have to believe, if you’re going to do 5G, if you’re going to spend like that, there are five companies that will do better next year than now. How about the names?

John Legere: First of all, I’m going to give you one other thing to think about. 4G, listen Jim. In 4G with US leadership, that’s what created Uber, that’s what created Snapchat, that created AirBnB. That’s what accelerated Amazon and Facebook and Google. So with 5G innovation, a whole new group of entrepreneurs are looking at what to do with the applications, where to put that network. that’s a big piece. Obviously, from a traditional teleco standpoint, there will be tremendous amounts of equipment. We’re rationalizing the ones we use. The big winners, the big innovation cycles, are the people that are creating 5G applications, IoT uses, smart city and smart agriculture that need this network that isn’t here yet. That’s a big one.

David Faber: John, and I know we’ll get the opening bell in a minute, you know, you spent your career deriving many of your competitors. Yet I hear you talking about the potential competitive threat from cable companies. Namely our own Comcast, our parent, Charter, and their <mdnos>. Are they really a potential threat to you guys, in terms of providing reliable service?

John Legere: Oh, thank you. [applause]

Carl Quintanilla: That’s all for you, John. Yes, before you answer, let’s go to the opening bell and the S&P at the bottom of your screen. John, I’ll let you continue.

John Legere: Okay. Jim, here is the story. In Q1, Comcast added more postpaid phone customers than AT&T and Verizon combined. Last year, they added more than AT&T and Verizon combined and analysts actually believe that Comcast and Charter could add 5 million customers in the next two years, and the NPV of the value of their wireless business is 20 billion. Okay? Now, whether you believe it or not, AT&Tis the largest cable provider in the United States. Right? So, there is an adjacent industry game that’s going on. And it’s not just wireless, it’s not just cable. We want to play in all those spaces. And, yes, Comcast it a viable player in this market. And they’re ramping up. Charter’s coming in.

Jim Cramer: Charter! See that quarter?

John Legere: Charter is coming in. Hey, I saw their quarter. I saw Verizon’s. I saw Comcast’s. We’re going to announce ours this week. I don’t know, maybe ours will be better. I mean…

Jim Cramer: John, I’m listening and listening and one of the things I’ve loved about you is that you are the greatest salesperson in the world and the second thing is, you ignore the lawyers but, you know what, in the end, you’re not going to be giving the brief. I do not see you, particularly in that outfit, in front of any court, saying, listen, Chief. You know, like, hey, bud. You can’t do that to them and you can’t trash talk the courts.

John Legere: Absolutely. I never trash talk. It’s called telling the truth.

Jim Cramer: Oh, okay.

John Legere: But I will tell you that this magenta t-shirt and these sneakers are going to be at the White House, they’re going to be at the DOJ, they’re going to be in the FCC in the next few days. I’m going to answer every single question about what they want to talk about because I’ve got the right story on our side. We’re going to drive 5G that this country needs, we’re save it from behind China and others that could be a security threat, supercharge the Uncarrier, broaden the rural America opportunities, broadband opportunities, lower prices and more jobs. Talk about it any way you want, shareholders are going to reap huge value. This deal will be approved, it’s going to take some time, but I’m going to be in there in my language and my clothes talking about what is good for the American consumer.

Jim Cramer: Well, but let’s say it takes two years. Alright, 18 months. How many customers are you going to take from him (pointing to Marcelo) in the next 18 months? How many do you intend to take from him? Because you are responsible for (inaudible) of the growth we’ve had.

John Legere: As we say, we will both continue to run our companies and I will tell you that our assessment of the synergies of this company assumes the potential losses that takes place about leading to invest.

Marcelo Claure: If you look at mainly the last 12 quarters of growth, there’s two companies that have been mainly been taking market share away that normally that we have positive (inaudible) adds. And it’s always been T-Mobile and Sprint. And that’s not going to change. You see two disruptive forces. A lot of people forget that if we go back in your bag, AT&T and Verizon used to basically have tons of rate plan charges and overages. We launched unlimited first. I think T-Mobile launched a couple of days later. And we basically changed the U.S. landscape forever. Every single American today got signed off to rate plan called unlimited. No other country has that. Overages are gone. So, what you saw happen with the disruption that we did of unlimited, how we disrupted the U.S. market, we’re going to continue to do that as two split and separate companies. Now, when you put us together, then you can turbo charge that. And you can see the same disrupters offering a better product, lower prices, and attracting new jobs.

John Legere: Carl and Jim, one more important thing. So, wait, David, because I need you too. So, we will get get this deal approved. I know what to tell the regulators, what they need to hear, alright? Shareholders will accrete value. My big question to the three of you is on the day we close and create the new T-Mobile, can I have each of the three of you as new customers? Yes or no?

Jim Cramer: You’re a partner to the show.

David Faber: Sure. Whatever you need.

John Legere: There you go. There’s a yes. Carl?

Carl Quintanilla: No, no, no! Are you kidding me?

John Legere: That means we have 67% market share in the new T-Mobile.

Carl Quintanilla: On the flip side, if it is turned down on regulatory grounds, what then? What’s the plan then?

Marcelo Claure: You can assume that before we enter into a transaction like this, we studied what is the poster child of a merger? What are regulators looking for? That you’re going to bring more competition to the marketplace. Check. Better product. better prices. Doesn’t get much better than this. Secondly, the U.S needs leadership on 5G, period. We cannot fall back to china and South Korea. 4g is what drove innovation of all the OTTs. 5g is going to drive a whole new one. People say the emergence of 5g is what color tv did to black and white tv, and we cannot afford to fall behind. The big question is jobs. This company is about growth. So, when you bring better products, better prices and more jobs, this is a poster child — this is what every merger should look like. So we feel very confident. You can rest assured that we’ve done a lot of studying before we entered a transaction like this. We have not talked to the government yet, but we feel quite good we have a very compelling proposition.

John Legere: I’m seeing yellow.

Carl Quintanilla: David?

David Faber: Guys, by the way, now I’m very concerned, I’m sure everybody is, I wasn’t thinking about it yesterday, but now 5g in China. Man, it’s all I’m going to think about us falling behind. Wow.

John Legere: Why we’re here, David.

David Faber: Yeah. What happens to the 27% stake that Softbank has? What is the intention there from you and Masa Son in terms of your commitment and maintaining that stake in this combined company? Will it be years or when you see the opportunity, to potentially put up a win in terms of the investment and return from it or over the years, will you start selling stock?

Marcelo Claure: No, we’re committed. I mean, we have a lockup in the stock for four years and we did that on purpose. This was Masa’s original vision to put T-Mobile and Sprint together. and you follow the Vision Fund, you see all the investments we’re doing and all this company needs is the really powerful, the world’s best 5g network. I’m looking forward in finding synergy between our different portfolio companies we have at Softbank and combining it with a new company. So, we’re in it for the long-term. We basically roll all of our equity and this is a significant equity, I mean it’s $25 billion of investment that when you add the synergies, we expect it to grow and we put our faith in the hands of John and Mike and we feel good about it. So we’re in it for a very long-term and it will be one of the primary investments of softbank.

Jim Cramer:  John. I need to have a commitment from you now that there will be more people working for these, when you combine, for these two companies. There will be more people. There will be more spending. and my bill goes lower. I’m still not hearing from you that these will all occur.

John Legere: Hi. My name is John. I would like to commit to you, Jim, that there will be more people employed from day one than both companies combined, prices for consumers will go down, prices for competitive people like you will go way down. And we will invest $40 billion in this new company in the next three years and we will drive the innovation that this country needs and drive others to come forward.

Carl Quintanilla: We’re going to save that tape.

John Legere: I am.

David Faber: What are you swearing on? a bottle of, you know, water?

Carl Quintanilla: The television set.

John Legere: Now, go fourth and multiply.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

T-Mobile: Cheddar News Network Transcript

Hope King: Congratulations, this is a huge deal. John, I want to start with you. What do you think makes this deal possible to go through this current environment?

John Legere: Well, it’s a great question because there’s a couple things that we’re down here talking about that will go on for a while. One is the value of this deal to shareholders which is off the charts but it’s kind of prefaced by, why now? Why will this get approved? Now, I put that in three areas that we can both talk about. One is the criticality of 5G for the United States, the innovation cycle that’s underway that we currently as a nation are behind on. And only this combined company will have the wherewithal the available spectrum to create the nationwide deep and broad 5G network using our two capabilities. This is very important policy wise for the country.

Hope: Right, but the concern is that we will now be down to three major carriers so why do you think the deal will be approved?

John: Alright, hey, sorry Marcelo. I’ll throw it to you on this one as well. Um, there’s no way we’re four. Did you forget that Comcast and Charter are both in and are expected to add 5 million in postpaid customers over the next two years. They’re at least seven or eight providers. That’s secondary. What I’m trying to explain and what we’re doing regulatory wise — this isn’t about seven to three, this is about zero to one. The number of players that are helping contribute to the nation’s leadership in 5G is zero. After this it will be one and I think that we’ll be able to drag a lot of people along with us. We’ve also committed to lower prices, supercharging the Un-carrier, driving more jobs — all of which are very important to Washington.

Hope: Yeah, and Marcelo you said in an interview with the New York Times that all the stars have aligned now. What are those stars that have led you to this point?

Marcelo Claure: We’ll say that the. First of all, let’s start at this vision was started in 2012 when Masa bought Sprint. He wanted to put Sprint and T-Mobile together. So this has been long time in the works. Why are things aligned? Because the two companies need each other. Sprint needs T-Mobile to go build a 5G network we want to build and T-Mobile needs Sprint. And I think the world’s best partnerships or the best mergers have been formed when the two companies realize that they need each other.

Hope: And…

Marcelo: So that was the foundation in terms of going and doing this deal. And then secondly, this transaction is when you can actually merge and look at a regulator and say we’re going to go build the world’s best 5G network, we’re going to have the best products and services, we’re going to lower prices to consumers, and we’re going to create jobs, that is the poster child of what every single merger should look like. So, we feel very comfortable before we entered this transaction and that’s why the starts have aligned.

John: All in favor and we’d like to vote

Marcelo: And we’re ready to move forward.

Hope: Yeah, and obviously everyone here. Um, well I mean, these factors though: better service for consumers, lower prices. Those are all things everybody has kind of wanted. So, what’s changed now. Why has Masayoshi Son changed his mind?

Marcelo: He hasn’t changed his mind. If you’d realize again, this is the initial vision of combining these two companies. That now we have the scale to go compete. We’re a large shareholder in NewCo, the new company, T-Mobile. We’ll own about 27%, that’s about $25 billion of value. If you look at the synergies that are going to be created, we expect John and his team to double that so we feel very comfortable that this is going to become one of Masa’s or SoftBank’s most important assets. Secondly, if you followed the investments that we made in all the world’s leading number one technology companies, they all need to have an amazing 5G network to propel artificial intelligence, autonomous cars, ridesharing so this is perfect. This is part of the strategy. Have access to the world’s best network, continue to invest in new technology. So this fits perfectly with SoftBank’s strategy.

John: Masa and Marcelo will both be on the Board as well.

Hope: Yeah, absolutely, absolutely and I want to get to the consumer benefits in a little bit but I want to go back to video you guys…

John: Who’s your provider?

Hope: My cellphone provider, oh it’s obviously no one we want to talk about right now

John: Ah, see. There you go

Marcelo: And she called our partners at the beginning.

John: Incredible.

Hope: Well, but I have to say my very first cellphone was with Sprint and my second cellphone was with T-Mobile.

John: Long time ago though, right?

Hope: So, I’ve kind of gone through, I’ve kind of gone through everyone just because I have to…

John: Family plan with your young ones…

Hope: Yeah.

Marcelo: I think she’s rich.

Hope: Exactly, exactly. Um, let’s go through some of the messaging here on this deal. You’ve got this video that’s been watched you know hundreds of thousands of times on all your social platforms.

John: Just by us.

Hope: I know, it was beautifully done but the message really seemed to emphasize job creation especially in America. Did you want to create a message that might appeal to President Trump’s better nature here.

Hope: Well, first of all. You know, President Trump has a part in this deal. I mean tax reform has driven a great amount of value in this deal and going forward will have a great impact. I think President Trump has strategy policies that are aligned. I mean falling behind China in such amazing, critical things like 5G is part of that. Now, what we did is people have thought about this deal for so long. You know that this morning people woke up and dusted off things that they wrote two years ago. You know, four to three, job decline.

Hope: It’s like an obituary, they had it ready.

John: Yeah, and so we know we are prepared we can’t wait to get to Washington. We can point to the specifics. And we erred, Marcelo and I have visions about the possible, but we decided to err on this. We can show you with specificity that on day one there will be greater jobs. So greater than zero, there’ll be jobs, there will be lower prices, broader service, competition in rural America, broadband alternatives and a 5G network that the nation doesn’t have. Those are the messaged that are going to drive policy decisions.

Hope: And among the reasons for this deal 5G is at the forefront technology that will enable industries that you just mentioned. How much of it was also due to wanting to save Sprint and also pressure from cable companies. You mentioned both the companies that both of the country’s largest cable providers Charter and Comcast are launching wireless services now.

John: I think, Marcelo can add to this, you know it’s not about saving anybody, right? It’s about taking something that the country has that’s working, which is competition and doubling down on it and getting really into the big guys. We’re going to have fast speeds, we’re going to have more scale. Now, think about this, to do all those things that we said and then you just stop for a second and you say oh by the way, the net present value of the synergies is $43 billion, $6 billion on a run rate. This is going to be a company with $75 billion with a topline revenue growing 2-4% on CAGR with EBITDA starting at 22 to 23 billion but by 2025 we’ll have grown to 55 to 57 percent. And the cash flow will go from 1.2 billion proforma this year to 16 to 18 billion in 2025. We’re going to use that value to bring competition, you know, like it’s never been seen before.

Hope: Absolutely, and there’s obviously a lot of optimism for you guys. Investors though are a little worried that the deal might though, again, get blocked. You have this huge pending deal between AT&T and Time Warner, $85 billion. Shares of both your companies today are opening lower on these kinds of concerns. Are there conversations that Marcelo and John you have been having with those on Capitol Hill to try to understand the environment which would enable this deal to go through.

Marcelo: So, let’s make sure that we’re clear. We haven’t presold this deal, all we’ve been, we’ve listened to Commissioner Pai who said from day one I’m willing to look at a new transaction with an open mind, which is all we ask. And this is so different than what people spoke to three years ago. And you’re right, people have a preconceived notion of what this is going to be. We think that what we’re bringing to the table today is so different than anything that has been brought. I go back and I say best product, lower prices, more jobs. Tell me any other merger with two CEOs that can sit on day one and are making this commitment. And one think that we haven’t talked is, these are just direct jobs. You look at indirect jobs, what 5G is going to do for America, the initial CTIA studies says that there’s going to be 3 million new jobs created directly because of 5G. That’s huge, I don’t know anything else, any other project that’s around that can basically commit to the creation of 3 million jobs. Now, you can rest assured that we invest $40 billion dollars into are new network. Our competitors are not going to stand still. They’re also going to invest so therefore, this is going to be good because it’s going to create new jobs not only in the new T-Mobile but it’s going to create new jobs at AT&T, Verizon, Comcast because this is going to raise the bar for everybody else.

Hope: Absolutely. You mentioned 4G, our adoption of it here in the U.S. adding billions in our GDP, and millions of jobs so 5G will do something very similar. Okay, so we’ve got all the investor checklist questions here. What about for consumers? You guys have been the most friendly toward consumers in terms of your contracts, getting rid of those, binge on, Netflix on us. You’ve got Hulu now, your leasing programs, you have direct to you. Which of those features are you going to continue to deliver for customers in the new T-Mobile?

John: All, all, all. Them all, yes. Seriously, I think two things. Let me, I’m going to put a cap on what you said right before that but let’s be clear, um, we are saying that consumer will get faster speeds, more choice and lower prices, right? If you’re a consumer in rural America, we’re coming, we’re going to build capabilities. If you’re a consumer with only one broadband alternative, we’re coming. If you’re a business or enterprise customer who has four times the share from AT&A and Verizon, we’re coming. So this is something to look forward to. Now, you know, this is, if you notice Marcelo and I, yeah it’s a day stocks are moving around but we know two things. Obviously we’ve spent tremendous amounts of time on messaging but on the modeling. We have a story that we can’t we can’t wait to tell Washington. That’s A. B, we have a shareholder story that’s tremendous and the value of this deal, as the first one is understood, and getting towards approval shareholder value will accrete. And the end winner in all of this will be the United States and consumers.

Hope: Your free T-Mobile Tuesday perks I mean those blow out of the water every time that you announce that. I hope that you are able to keep up with demand as we go forward. The deal is not expected to complete until July of next year so what should customers expect until then?

John: Yeah, I think that’s conservative, right? So the best way to think about the deal is it’s Q1 or Q2 next year you know so what we do in our minds is we just have a regulatory approval timeline where we are going to drive as fast as we can. But you think about Q2, Q2 approval into ‘19 until then starting tomorrow, starting today, we’re two competitors and we’re going to keep going down the path but our business plan of the new company has assumed that. We know what will happen but both companies will be marching forward competitively. Marcelo and I fighting it out in Twitter again. You know, and it’s real. You can expect that.

Marcelo: It’s business as usual.

Hope: Business as usual?

Marcelo: We fight every day to get customers away from AT&T, Verizon and including from T-Mobile. My employees understand that we’ve got to continue to drive the company the exact same way that we have over the last four years. So, we’re fierce competitors until this deal gets approved.

Question: Okay, I was going to say because you guys have gotten in some heated Twitter battles so should we still expect to see Tweets flying back and forth between the two of you until then?

John: Listen, I think you should expect two proud, visible leaders representing their companies’ employees to do what they do and actually enjoy doing it. So yeah, bring it on.

Hope: Okay, bring it on. The, um, iPhone, there have been multiple reports that demand has been slowing down, that the company, Apple, is also cutting back on production. Reports of the iPhone peaking, does that worry either of you, Marcelo or John?

Marcelo: No, I mean we are going to report earnings toward the end of the week. Our business continues to follow the same trajectory that we’ve had. We continue add customers in all segments, we feel very good about our business. Apple is an incredible partner of Sprint. We are the ones who invented iPhone forever that give customers the ability to upgrade every year. New iPhone, Sprint customers can come a year later to your stores and basically replace their iPhone every year. So we’ve seen our demand of iPhones continue to be the same way.

John: We say the death of the iPhone is greatly exaggerated and we look forward to commentating on it in our results.

Question: Well, good and Apple reporting tomorrow too. The FCC overturning net neutrality rules, will that change the way you shape T-Mobile going forward?

John: Well, let’s ask the Chairman of CTIA?

Marcelo: I think it’s the right thing to do. Having the ability, having companies have the freedom to choose what they want to watch and never let big companies basically force consumers to watch what they should watch by manipulating prices and using their market power. It’s absolutely the right thing to do for wireless. We never want the big companies to control what consumer can watch and if you look at big companies buying all content and all that, we never want them to manipulate and say hey, if you’re an AT&T subscriber, you know, you can only watch this in our network. That will be unfair. We love what’s happening over there and we like an open internet, so we’re…

Hope: And you’ll be on the Board so you’ll be able to make sure that this works out for the company. Our last question, most important one, you guys are wearing your t-shirts. The name will stay the same for T-Mobile — will you combine the logos in any kind of way? Are you going to add maybe yellow squares to the T.

John: Wait, let’s see. I don’t know.

Question: Because our Cheddar logo is very similar to the one we have right now. There we go.

John: Right now, right now.

Hope: Alright.

John: Listen, just to comment on that because it’s important to our customers and employees as well. We’ve decided to name the company T-Mobile but we have brands and customers from Sprint, T-Mobile, MetroPCS, Boost and Virgin. Decisions on that portfolio have not been made at all.

Hope: Okay, aright so TBD. Thank you guys so much and again, congratulations on this historic deal.

John: Thank you very much.

Hope: John Legere, CEO of T-Mobile and Marcel Claure, CEO of Sprint here with us on cheddar.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

T-Mobile: Bloomberg TV Interview Transcript

Participants:

•                  Vonnie Quinn, Bloomberg

•                  John Legere, T-Mobile

Vonnie Quinn: T-Mobile and Sprint go from rivals to partners, at least for a few hours, they go back to being rivals this afternoon, I’m assured. It’s a deal valued at $26.5 billion, combining two of the four biggest wireless carriers in the United States. I’m joined now by T-Mobile CEO, John Legere, Marcelo Claure was stuck in traffic, he may join or he may not join.

John, you’ve seen the stock reaction, it went from a very positive story on the weekend, I was on the conference call yesterday — everybody was absolutely enthralled by what you were saying — to now T-Mobile down about 4%, Sprint down 13%.

Is the market serving to believe that this is an impossible deal?

John Legere: Well I think, by the way, people have had so much time to think about this, I think people woke up this morning and dusted off old questions. Here’s the deal — and by the way — we are more excited about this than ever.

What we’ve got — and today’s is the start of doing two things — one is talk about this deal, talk about the value to shareholders. And the second is talk about why now and how it’s going to get approved. Those two things together will drive shareholder value.

This deal — you said $26.5 billion — its actually $145 billion enterprise value combined company. What we are going to have starting from day one is $75 billion of topline revenue and $55 billion to $57 billion of service revenue that’s going to grow 2-4% compounding annually.

EBITDA will start at $22-23 billion. It will be up to margins of 55% to 57%. The fun part is — the synergies of $43 billion with the $6 billion run rate and the cash flow by 2025 will be $16 to $18 billion. If you are a shareholder, this has huge value. Now, what’s happening is people are asking the question why now, and will it get approved?

Now — that’s my job starting day one. I am so confident of the plan we have that we’ve got. Its in three buckets. Why Washington, and I am going to be there right after we finish, I’m going down there and I’m going to be there quite a bit. So what we’ve got is this — three points. What’s different now — 5G. 5G is an imperative, the nation’s leadership in 5G is at stake, we have fallen behind to China. And T-Mobile and Sprint together is the only company that can change that. So 5G is critical for the country, we are going to change that.

Second, the Un-carrier. We’re going to supercharge the Un-carrier. What we’ve said is that customers can look forward to a broader range of service, more rural competition, more broadband competition, lower prices. — and last of the three, jobs will go up.

So that’s why it’s going to get approved — and when that happens, the shareholder prices.

Vonnie Quinn: So these are the three pillars of what you’re going to pitch to regulators, a job-positive merger — you said a thousand jobs in the next 18 months alone, benefits to the consumer — particularly the rural consumer and we know the Administration has already signed an EO on broadband so that’s something squarely in the Administration’s court, and fending off China and Korea.

I like how you threw Korea in there on 5G. Will that be enough to sway a regulator that has really only given the go-ahead to one media deal?

John Legere: Well — listen, the statistics are — our leadership of the country and 4G spurred so much innovation, by the way in 2016 there was $3.3 trillion globally in the mobile economy, it was driven by what we did.

Uber and Snapchat came out of 4G leadership, Facebook, Amazon. These companies grew because of it. Now, in 5G right now, what’s going to be critically important, is we are going to invest $40 billion over the first three years. We are going to take the 2.5 gigahertz spectrum from Sprint and the 600 and create a mobile layer that’s going to drive this leadership. We expect what we do will then force AT&T and Verizon and others to invest significantly.

Because what’s happening right now, we talked about this last time. This millimeter wave deployment that Verizon, AT&T is doing. How about this — do you know if they wanted to do that nationwide, including rural America, it would cost $1.5 trillion? So it’s a scam.

Vonnie Quinn: A couple of little things that are niggly. — yes they are niggly items. What if you have to divest some spectrum, if the regulator says “OK, I’m giving you provisional approval if you do”, in which case, Verizon or AT&T could perhaps pick it up at a discount, thereby giving them back the advantage, no?

John Legere: Listen — Verizon and AT&T haven’t really been that interested in their wireless customers. I mean they both announced results last week that were terrible. Do you know that Comcast has added more wireless customers in the last five quarters than AT&T and Verizon combined?

They are all asleep, trying to go into other industries and trying to use millimeterwave to create fixed broadband replacement in small geographic areas. So they need a wake-up call. One of the things that I did, is I have already called the Chairman of the FCC and all the Commissioners yesterday right after I signed the deal, before I announced it. I said hey, heads up, I want to give you a heads-up that we are going to announce this deal and we have a definitive agreement to merge the two companies. And what I want to do is I want to ask you to don’t presuppose any thoughts about what this deal is. Let me come talk to you and everybody today has a thought, four-to-three, it’s not for-to-three c’mon, there are seven or eight key wireless players now. Charter is coming in any time soon. Secondly and more importantly — and here’s my headline. It’s zero to one. There’s nobody doing 5G and we are going to be the first, that’s what the country should think about.

Vonnie Quinn: What about the consumer? Because AT&T did raise prices last month finally, so that era of aggressive pricing looks like it is coming to a close.

John Legere: Higher prices and crappy service — I mean it’s a great thing — that’s why they are losing customers and revenues are going down, and they are trying to go in and be your competitor in breaking news.

Vonnie Quinn: Well, what about you though. If this deal did go ahead, would you be able to offer the kind of competitive prices you are offering now, including the bundling and everything that comes with it?

John Legere: Yes, yes, yes, and yes. You know Vonnie, when I go out today and I make headline statements. When I get down to Washington and get with the DOJ, when I get with the FCC, I’m going to need econometric models that show specifically how are you going to add jobs and where those jobs are going to be and what pricing, what’s your your service portfolio. My statement today — which I stick to — is that consumers will be able to look to the new T-Mobile for a broader set of services at lower prices and faster speeds — immediately.

Vonnie Quinn: When do you think people will really and households cut cords completely and go with wireless access to the internet?

John Legere: Listen, great question. Boy you are really good at this, thank you. There’s two parts to it Vonnie. Right now, what bothers me is that in rural America, many parts they don’t have any choice. Broadband, most of America has one or two alternatives. Business and enterprise customers predominately use AT&T and Verizon. As we create this new network capability, two things, 5G is going to bring the following things over time. 100 times more capacity, 100 times the speed, 10 times better latency, sub millisecond latency that will allow for autonomous cars, etc..

I can point in the next three years on my network to 30 times capacity and 15 times the speed. So consumers are going to see from me faster speeds and better prices.

Vonnie Quinn: I don’t think that there are too many deny that would be a great thing in some ways right, but the market is clearly saying it doesn’t believe that this will happen at least in this way. What would you be willing to give up in order to have this happen? Because after all, Sprint, as much as it will offer you, it’s not maybe crucial to you as much as to Sprint.

John Legere: I think, um, first of all both companies as of tomorrow, until its approved, will be competing in the marketplace as well. The reason I’m not answering that question as to what you would give up, that’s another of those traditional things where people think that what you do is you divest spectrum. I have already been clear on the call yesterday that I don’t I should divest any spectrum. That the spectrum portfolio that we have, which is about 55 megahertz of low band, 240 megahertz of mid-band, we have about 200 megahertz of low to medium wave spectrum — that’s a key requirement of free spectrum for me to create with the country needs for 5G.

The big issue that AT&T and Verizon have — is they don’t have clear spectrums and if they want to deploy 5G, they have to kick their customers off LTE. I would prefer that we look at about 5G and I want to divest no spectrum.

Vonnie Quinn: What would be your main argument? You’ve said $6 billion in annual synergies, $43 billion overall, but you’re keeping headquarters in Kansas and Seattle and you are going to be adding jobs. Where do these synergies really come from?

John Legere: Our synergies come from the following places — at the time of the deal, we will have 110,000 macro sites and what we are going to find that the aggregation of towers and sites for the company. We will probably keep 75,000 of those sites, add 10,000 more. So of the $43 billion of synergies, $26 billion comes from network and it comes from site decommissioning or capital avoidance. Very importantly, what I did with a $43 billion worth of synergies is 93% is op-ex and 7% is cap-ex. What I didn’t put in, as you can imagine, there are great opportunities revenue synergy and upside. These are hard synergies and I’m going off on a track record of what we did with Metro PCS, we committed to $6 billion worth of synergies over three years and we delivered $10 billion in two years. We doubled the size of the customer base and three times the employee base. That’s the model I want to follow here.

Vonnie Quinn: Speaking of which, if it all gets done, and you’re hoping for the first half of 2019, 12-18 months maximum (Legere: 12) — you’ll have brands like Metro PCS, Boost, Virgin, Sprint — will you get rid of some of those brands?

John Legere: That’s the important part. Amongst the things I said yesterday, is we have two big headquarters locations with great people. Two really great places to hire folks and attract talent. We named the company T-Mobile, but we own Sprint, T-Mobile, Metro PCS, Boost, and Virgin — and all the customers associated.

We have not made any decisions yet on how to use that brand portfolio, but what a great problem to have.

Vonnie Quinn: We hope you will give us an update as soon as you talk to the regulators and get some advice, because you’ll have to deal with the FCC and the Department of Justice.

John Legere: And the state PUC’s and CFIUS… we can’t wait to talk to all of them.

Vonnie Quinn: And in the meantime you have to get that rivalry going on Twitter again, you said this afternoon you would be back at it with Marcelo Claure.

John Legere: And yourself if you like.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-

Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

T-Mobile: Fox Business Network Transcript

Participants:

•                  Liz Claman, Fox Business Network

•                  John Legere, T-Mobile

•                  Marcelo Claure, Sprint

Liz Claman: Could the third time be a charm? Wireless carriers T-Mobile and Sprint are set to merge after three, or four or seven previous attempts. With the latest deal we see T-Mobile buying Sprint for $26 billion creating the second largest carrier in the U.S. and who knows what beyond. What will customers see if the deal goes through. $60 billion in combined debt, $6 billion in annual cost savings. The new company will also invest $40 billion in its network and business, and that’s just a start. Make no mistake these once bitter rivals are teaming up to survive the changing space. He’s already laughing. Here they are sitting side-by-side. John Legere and Marcelo Claure. What made you come to the table again?

Marcelo Claure: One day — you know I’m also on the board of SoftBank — I see all these exciting companies that are coming up — artificial intelligence, autonomous cars, they all want the same a %G network. So one day I just called john and said hey there is no better time for us to come together. The opportunity is now and we’ve got to do it fast.

Liz Claman: But it didn’t work three other times.

John Legere: I think one of those things is when transactions are consider there’s tremendous focus on governance. A lot of things that through those times, since I met Marcelo we’ve always have a fabric and thinking that these two companies belong together. And the final straw was 5G and the country is behind. The innovation cycle of 5G is so critical and we are losing pace to China and South Korea. We are preparing it from here to go to Washington and starts telling our story. And the 5G investment and the creation of the deep and broad network, we couldn’t do separately and no one else is doing. The country significantly needs it.

Liz Claman: This deal has had about five and half hours for the market to swallow it and digest it. They’re getting a little indigestion. And the market — it is either that is selling the news or doesn’t believe it can get approval.

John Legere: There’s two stories and you started telling one of them. There’s the company story and equity story, which is $43 billion worth of synergy, $75 billion topline, increase in margin structure. Let me give you another one. The company will be generating $16-18 billion in cash flow.  People have been thinking about this deal for so long. I think a lot of people just took out what they wrote two years ago and dusted it off. It’s things like — this is 4to 3, it is decreased of competition, this is going to decrease jobs. And the story that we’ve been telling is 5G. The country needs it only we can do. If you like un-carrier, if you like what Sprint is doing. We’re going to supercharge the un-carrier. Customers can see from us more service, more innovation, lower price. And if you were worried — the new company can employ more people than Sprint or T-Mobile did separately.

Liz Claman: Will the low-cost Sprint option, the $50 for unlimited data, will that stay?

Marcelo Claure: Not only stay, it’s going to get better. It’s pretty simple. (Does better mean cheaper?) Yes. Best product, best prices, best network.

Liz Claman: We are getting word from Charlie Gasparino. He has spoken to Department of Justice sources. Those sources high up are telling Gasparino that they view your merger as less problematic than AT&T/Time Warner merger. They see it as less problematic because they feel like you two can squeeze out better cost into and a better pricing method for consumers. So this is not just us. I was already to beat you guys up and say no regulatory board in their right mind would allow this. Apparently they do. Now you really have to hold up to it.

John Legere: We have thought about this tremendously. We are highly confident. We didn’t go pre-sell this deal. Charlie’s having conversations that we haven’t had yet. However, we know what’s important. What we did yesterday — we called Chairman Pai and we called the other Commissioners. He said he’s going to keep an open mind because our question was to give you a heads up — we are immediately coming down to meet with you. The conversation is about better prices and more jobs and innovative services  — rural America competition that doesn’t exist. Broadband competition and 5G competitors for the country. It’s just a great story. So we can’t wait to tell it.

Liz Claman: Marcelo, in the past you called John a con artist and he called you a copycat is this a total marriage of convenience or one of love?

Marcelo Claure: We are two very competitive people and we had a little fight. But this fight helped America. We always dispute who was the first to introduce unlimited to the US. We’ve changed the American marketplace as a result — they used to charge a monthly fee and they would charge you every single time they went over the allotment of data. And then we both introduced unlimited at the same time, and Verizon said we are never going to do that. Three months later that’s all they do. — unlimited, unlimited. And we’re going to do the same on 5G — now we are just fiercely competitive.

Liz Claman: Is the magenta staying? Which color wins? Magenta or yellow?

John Legere: Sprint, T-Mobile, Metro PCS, Boost and Virgin - and all of the brands and people associated are ours to choose what to do with. We have not made those calls yet.

Liz Claman:  Something tells me its magenta. It’s great to have you. Marcelo and John — come back.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL

CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on

Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

T-Mobile: CNN Transcript

Participants:

•                  Richard Quest, CNN

•                  John Legere, T-Mobile

•                  Marcelo Claure, Sprint

Marcelo Claure: first one is the simple realization both companies need each other. We’re set to build the world’s most advanced 5G network. We have the spectrum assets — combined we can get this done.  I couldn’t do this without T-Mobile.  I don’t think T-Mobile could do this without Sprint.  You put these two companies together — you build the worlds best product; you build the world’s best 5g Network.

Richard Quest: Who called who to say, “Let’s have another go?”

John Legere: Two things: 1 is these deals that get talked about, it’s about governance questions, it’s about price questions and these are the things that come and go. And Marcelo and I since we’ve met had an ever-increasing never-letting-go belief that these two companies belong together. And this time around Marcelo actually called me… more so he had a communication process and said you know what… I’ve been doing a lot of these things on 5g with other investments in CTIA and I’m more convinced than ever that these two companies belong together…. So 5G was the pinnacle of all this but we’ve always stayed in touch about this…

RICHARD QUEST: Right… but how did you overcome the issues that prevented previous fruition on the deal?

CLAURE: They didn’t… you know.. we never had a deal.  This has been an idea since 2012/2013. That time the government had an objection to us doing it together and we’ve been flirting with the idea with doing it for a very long time.  You know there is a time that the star has to get aligned. The country needs 5G. That’s the next stage of evolution. We cannot fall behind to China/South Korea who are ahead of us on a 5G perspective.  And if you look at what is happening right now… with the unused spectrum that both companies makes us the only choice to build an amazing 5G network.  Our competiors cannot do it… AT&T /Verizon cannot do it because they don’t have a spectrum.  Every great company need to have great products and services and that is the foundation behind what we’re doing.

RICHARD QUEST: 4 down to 3..

LEGERE: 8 down to 3.  0 up to 1.

RICHARD QUEST: would suggest an anti-competitive potential, not a reality, and that is something the government will be looking at, particularly, since I think you would agree, that this is a Horizontal merger, not a vertical merger.

LEGERE: Okay, well this.  Today there is two things today that we’re all talking about. And both of these things have hanged in the recent past.  One is the value of this deal to shareholders. Gigantic. $43 billion with the Synergies. $6 billion with run rate. And a company with the fortitude to compete. On the other side — the regulatory approval prospects have never been better, Right?  What he have now is we’re gonna invest $40 Billion to create the nation’s first deep and broad 5G network the country needs.

Second — the uncarrier, the competitor we’ve created, we’re gonna supercharge it. Consumers can look at broader services, faster speeds, and lower prices. And the country to from day 1 — MORE JOBS.

RICHARD QUEST: You would agree, if you were looking at this on paper, that you two have been competing against each other for year, you’ve been beating the living daylights out of each other for years. Now you want to get together — that could be a potential problem.

LEGERE: Before we forget, I would point out that Comcast has added more wireless customers in the last 5 quarters than AT&T and Verizon combined.  Charter is entering this year.  It’s expected that those two will take 5 million wireless customers in the next two years.  20 billion.  So that’s 5, 6, coming… Did you know that AT&T is the largest cable provides in the Unites States? So the industry that we’re looking at, that we compete in, is changing… Rural has no competition… broadband has no competition.  And that’s all of what we’re gonna create

CLAURE: I look at it backwards. When you put two disruptive companies you make a bigger disruptor so you’re gonna turbocharge those companies.  Let’s go back to what we’ve been doing a year or a year-and-a-half ago. Every American who went to AT&T and Verizon had to pay overcharges.  There was no unlimited. Combined we both introduced unlimited and we changed the wireless landscape in the U.S. forever. We plan to put that on steroids.

LEGERE: Who do you use?  Who is your wireless provider?

RICHARD QUEST: Oh, I was waiting for this…?  Yes, and in the interest of disclosure, I am a T-Mobile subscriber and yes, I’m a very satisfied T-Mobile…

LEGERE: How do you feel about lower prices, faster speed and better capabilities?

RICHARD QUEST: OF course….

LEGERE: Call right down to Washington and tell them I’m satisfied, and if we can take what I get and..

RICHARD QUEST: But what if you can raise prices because you can and…

LEGERE: I John Legere solemnly swear… listen… prices are going down… jobs are going up.

RICHARD QUEST: Look the only thing I see going down at the moment is your share price… nearly 1 percent… Why?

CLAURE: I mean there are a lot of people who have doubted this deal in the past and these are those same people.  Our job now is to go to Washington and make a very clear explanation.  We believe that this is the poster child of all mergers. Best product. Best services.  Lower prices. More jobs.

RICHARD QUEST: Final question…

LEGERE: The value of this company is huge.   Regulatory approval starting today…  When this goes to probable, what do you think is gonna happen?

RICHARD QUEST: Final question…  If I take my own company, which of course, CNN, turner, time warner, AT&T.  The big move is for video.

RICHARD QUEST and LEGERE together: [inaudible]

LEGERE: You know what… did you watch the white house correspondents dinner the other dinner.  Did you like the story when they said “Hey CNN, you’re into breaking news… Congratulations…”

RICHARD QUEST: Can we stick to your deal?  What are you doing on video on content. If you look at the way Verizon has bought…. And you look at the way AT&T is buying Time Warner.   What are you going to do?  I Don’t see the same gigantic macro moves towards that…

LEGERE: You want me to start?  First of all when you create this 5G network, all of a sudden broadband is replaced.  The potential wireless utilization of broadband. We don’t see the need to own and control content and curate what you watch. What we want to do is be able to provide you the capability to use it anyway.   We bought a company called Layer 3 TV and we plan on offering our own version of pay TV service and cable TV service and over-the-top service this year. And the concept for us is the Telephone, the phone, has never met the TV and we’re gonna introduce the two of them so yes we are.

RICHARD QUEST: But you’re not going to get into content product..?

LEGERE: NO we’re not going to spend $30 billion of shareholder value buying a UK based SKY network… We just don’t think that’s the best use of shareholder value:

CLAURE: It goes more than that.  When you have a 5G network with 100X the speed you have today, there really is no reason why you should have home Broadband. You’re gonna be able to have faster speeds right in your home, through your mobile phone, you can project to your TV.  SO if I’m a cable company I will be very very worried what happens when 5G comes to America.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

T-Mobile All-Employee Webcast

Monday, April 30th, 2018

T-Mobile All-Employee Webcast	Monday April 30th, 2018

Opening Remarks

John Legere

CEO, T-Mobile

All right, let’s go. So, everybody who’s on the phone, if you can’t figure out, we’re here in a little town called… anybody from New York City? And via satellite we’ve got Bellevue which we’re going to be turning to in a minute. Let’s hear it for Bellevue! By the way, on the call — did we see them? Come back, let me see Bellevue again. Yeah! All right. Okay. We’re going to be coming to Bellevue for some questions as well.

But by the way, in Bellevue, in here, anywhere around the whole world, where people are — who’s from technology? Just checking. No? Nobody? No. They’re all working already. How about — wait. We can’t see them still? Okay. I don’t know if you can hear me, but I’m going to ask this room and I’m going to ask back there. Who’s from T-Mobile for Business? I love this delay. How about Metro PCS? I don’t know, anybody from Customer Care? Loud and proud. All right. See? All right. See, Freier[?], you usually have an unfair advantage with the Unstoppable Tour, but they’ve got you now. How about Retail? All right, okay, not bad. Not bad.

Well, okay everybody, now, I don’t know if you can see the charts. Put it back to the charts. Let’s take a look at them, Freier. Okay, this is a really important chart. Come on, let’s put it up there. Look at that. Everybody read it really quickly. You know what, when you see a chart like this, do you know what that means? Somebody’s about to say the really good shit. That’s like right before I’m going to talk about the really good stuff, that’s everything the lawyers want me to say. So, I said, ‘Fuck ‘em. Put it on a chart!’

So, let’s get to this. I’m sure it’s the worst kept secret on the whole planet. We’ve been talking about this, but the really cool stuff, the rumors have been around for years. It’s the worst kept secret. There’s a media frenzy. I always told you we would only do the right deal at the right time in the right way for T-Mobile and yesterday we announced a definitive agreement to merge with Sprint to create a bigger, larger, stronger company called T-Mobile. That’s right. So, yup, all right. By the way, there is so many things that we’re going to go through today, but the pride that I have in what we have done — it’s the first step. There’s a lot to talk about. It’s craziness. It’s total craziness. By the way, this is a $150 billion transaction. Okay? Think about that.

Now, what’s fascinating that I’m so proud of all of you is five years ago when we came out and they — people laughed at us and said, we told them we’re going to fix a stupid, broken, arrogant industry. We were the fourth carrier. By the way, I think at the time our new partner was twice our size. Well, a couple of things happened on the way to the dance. We got twice as many customers, twice as much revenue, the number one fastest network, the number one customer care, and we just merged in a transaction with Sprint that will give the T-Mobile shareholders 67% ownership. Now, that’s what I call, really, progress. Unbelievable.

Now — and there are so many pieces of this that are amazing. And you’re going to hear, and I want to do it — I don’t want to do it in too much detail because today’s a celebration — go ahead and sit down. You’re good. Go ahead. You know, today is a celebration, but I want you to get the themes, since I’ve done like six TV shows today and really talking about two things: this company we’ve created and the amazing value, but more importantly why it’s the right thing at the right time.  And this has had a lot to do with the stories we all have been talking about: the dominance that the United States has played in 4G and then the coming era of 5G and what’s going to take place. And we made history together in 4G and this is about one of the steps towards us making history again in a company called The New T-Mobile, which I like.

Okay, now this is an eyeful. It’s a gigantic set of things, but this is something I want all of you to be thinking about, which is — by the way, we’ve had several stops already on the Unstoppable Tour, right? And we’re going to have more stops on the Unstoppable Tour; a lot of you are probably in Philadelphia, we’re going to be going this week to Chicago. And this is a lot of what we’ve been talking about which we would do as a company. And what this story is about is why allowing us to merge or put Sprint together with us in a company called The New T-Mobile, why it makes sense not just for us, but for the country and why what the country is going to do here makes sense for the world.

Do you know that 4G in the mobile economy in 2016 contributed 3.3 trillion dollars to the global economic wealth, and 5G is coming and right now interestingly the U.S. is not leading. China is leading the innovation cycle associated with 5G, Korea right behind them.  And what we’re about — if you thought fixing a stupid, broken, arrogant industry was a good goal, we’re about getting the United States to its rightful place in the innovation cycle of 5G and protecting, for this country and for ourselves and all Americans, our leadership in 5G. And only we, together with the capacity that we can get together with Sprint, are going to create the only nationwide deep 5G network. We’re going to put $40 billion into it and this will drive everybody else to wake up and invest, and it’s going to take the leadership position. This is a national policy issue. You’re going to hear us driving it. This is a big part of — why now? The time is now for us to accomplish this. This is a big part of where, when we finish here after a quick stop at Fox News — which I never thought I would do, but hey, what are you going to do? I’d like to phone up Fox & Friends — and it’s straight down to Washington to tell this story.

Now, we’re going to tell it two ways; from ourselves and what we’re doing for the network and what’s going to happen. That’s number one; big, big deal, and it’s an amazing thing that we’ll be able to contribute to this country. It’s amazing. Think about that: we’re going to change the future trajectory of something that will drive three million jobs in America, $275 billion worth of investment and a half a trillion of economic output. That’s what we’re here for, kids. That’s my job. Okay.

Now, secondly, secondly — and this is, it’s an — amazing to tell this story. The uncarrier is a word. It’s a verb. It’s a thing. Do you know that our policymakers in Washington, they actually have as a value protecting the uncarrier. That is a policy. We have to protect the uncarrier because of what it’s done for competition. So, guess what we’re going to do? We’re going to supercharge the uncarrier. What we’re telling people because — and this is what we’re going to do with these companies, putting them together — is what customers can look for with this new network that we’re going to be creating is if you like what you saw now, if you like the competition that we created, hold on to your hats because we’re doubling down and what you can expect from us is better service, faster speeds, lower prices; any questions? Right? And — okay, I told you we were going to be up to big things. And do you know what? Rural America shouldn’t be left behind. So, we’re bringing the competition to rural America. We’re bringing alternatives for wireless to rural America. We’re bringing broadband alternatives to all of America, so they don’t have to have just one potential provider. We’re tired of these two factoids. The largest cable TV provider in the United States is AT&T, right? Comcast and now Charter are coming into wireless. It’s time for us to make these people not what we do — we don’t ask people to go away. We ask them to perform. We want them to invest. We want AT&T and Verizon and the others to get in their pockets and invest in infrastructure in the United States and join us in broader services, rural American coverage, broadband alternatives and things that are great for the country, instead of sitting on your hands, which is what they’re doing. And they’re not going to be able to because of guess who? The New T-Mobile, you got it. Okay.

Now, and lastly, lastly, in case there’s any questions — are you ready for this one? This is really fascinating. The New T-Mobile will have more employees on day one and every day after that than the total of the standalone companies of T-Mobile and Sprint. So, what do you got? You got global competitiveness. You’ve got the first 5G alternative network. You’ve got supercharging the uncarrier, broader services, more competition, lower prices and jobs. All in favor? Okay.

Hey, by the way, we’ve done this before. Right? See that little group in the back row here? Metro PCS? Let me just, in case anybody’s wondering let me just play the tape back. When we first got together with Metro PCS, ‘This was bad for jobs. We’re going to lose customers. These integrations are hard. We don’t know how to do them,’ right? Well, after five years we have twice as many customers as Metro. We have three times as many employees and that brand is thriving and it’s the number one prepaid brand in America.

So, listen, I covered a few of these points. You’ve heard this from me, right? You’ve heard it from Mike. All content is going to the internet, all internet will be viewed mobile. This is a statement of the industry lines that are blurring. Well, guess what? With this network capability, we are going to blur these lines and we are going to drive competition into areas that the other guys are futzing around with. Now, don’t be confused, okay: I’m talking facts now. I’m going to have to go under oath here, okay, I’m going in. And what’s fascinating is you can’t go on TV as I did all day today and make headlines, and then go down to Washington and not prove it, right? So, everything we’re saying here is rooted in detailed economics where we can show. You can’t say I’m going to lower prices and not show how you’re going to do it. You can’t say you’re going to add jobs and not show how you’re going to do it, right? And you can’t tell shareholders that you’re going to have $43 billion worth of synergies driven $26 billion on network and not point to how you’re going to do it.

So, amongst the things we’re pointing at is, hey, guess what? Comcast has added more wireless customers in the last five quarters than AT&T and Verizon combined. Hey, just don’t tell me we’re going from four to three. We’re not. Remember that old story, competition is only four carriers? No, there’s about eight, right? AT&T is solidly into the cable TV business. Hey, I heard a good one, did you watch — I won’t talk about the rest of the White House Correspondents’ Dinner, but they were saying — one thing I did like, I said it on TV today, is I said, ‘Yeah and CNN’s here. You know, CNN, they really love breaking news. Well, congratulations CNN. You broke news.’ I thought that was pretty good.

Okay. So, I won’t go through this too much, but you know with the small change that we made with the acquisition of Layer3 TV, we have excited people’s minds about what we’re going to do.  And they should be, because these are areas that we’re going into and with the capabilities Neville will talk about that we can bring with these networks, these lines will blur forever. 5G accelerates convergence in your wildest imaginations and not just in the junk that our competitors are doing. So, stay tuned.

Here’s a factoid. You know, we were on TV today, you hear all the noise about AT&T and Verizon, right? And they’re doing 5G. They’re doing millimeter wave, you know that little thing that they’re doing? And Neville always laughs at it. I never understood why Neville did, so I had to learn. I get it now, Neville. Sorry I ignored you on this. They’re building fixed broadband replacement in very small geographic territories, little centers of cities using millimeter wave spectrum, and that’s their 5G. Okay, now, come on, you talk about the Internet of Things, you talk about autonomous cars. What happens when they leave 32nd street to 45th street? I know you never leave there, but every now and then you should, right? Okay. Well, that’s where the nationwide network, here’s your factoid: in order to take that technology and move to nationwide, you would need a site every thousand square yards which means, six million sites at $250,000 a site, $1.5 trillion. Not going to fucking happen, right? That’s the attack on America not investing in 5G and that’s what we’re about.

So, this accelerates that, and what we really — if you’ve seen this, you’re going to see it more and more — 5G for all. We want all. 4G has changed lives. 5G is so much bigger. The promise of 5G is 100 times more capacity, 100 times the speed, ten times the latency, the promise of things that you can’t even believe. Well, fascinatingly, we can already look in our plans to 30 times faster speed, right? 30 — 15, excuse me Neville, I get ahead of you on this. 30 times more capacity, 15 times more speed, and you know why? Neville’s getting so fast now, he’s giving away the upside. But it’s a big promise and we want it to bring it to all people.

Now, here’s another thing you’ll hear me say so many times that you’re going to get tired of it. And I’ve coined this, and I’ve been yelling it in Washington: that the way this should be thought about is not from four to three or not from eight to three, it’s from zero to one, from no companies that are bringing 5G to America to one that will. And that’s what the policymakers should think about. And only The New T-Mobile — you ready? 55 megahertz of low band spectrum, 243 of mid-band, 200 over 100 pops in the U.S. of high band, 103 nationwide, more options to come — you put those in and we have a lot of it free and clear to deploy around 5G. Here’s the best part: if not the 1.5 trillion, all AT&T and Verizon can do is kick their customers off LTE so they can use it to build 5G. They can’t do it. That’s why we’re here to help. Isn’t it great?

Okay, so you know, you’re going to have to get used to some small subtle changes in my persona. No, I won’t dress differently, I won’t — I will swear the same amount accept when under oath. But there are some things that I will kind of — remember, everything I say and do will now be part of a record that zillions of people will hold up during congressional hearings and say, ‘Hey, what did you say here?’ I can’t — can you imagine how fun that’s going to be? When you think of all the things — okay. But what I want to tell you is the new company already will have — you ready? 127 million customers, okay. And how about this? 70 million branded postpaid, 30 million branded prepaid. Okay, now, you can — there’s a lot of different ways to count this, so I’m not saying that we’re moving up into the number two spot or so. I just want to let you know that on the branded side, AT&T has 93 million customers, okay. So, let’s hold that celebration to ourselves; there’s a lot of benefits to being the fledgling number three carrier, so we should stay that for the time being. But I’ve told you many times that this company would be the number one wireless player in the U.S. in five years. Well, how about this for a year one in that strategy? So, let’s just see. Now — yeah, thank you, no, no.

Okay, a last view and then I’ll get onto the T — I’m just so proud of this, there’s so much I want to make sure we’re together on. Do you know that, worldwide, The New T-Mobile today will have 240,000 employees, 200,000 in the United States and 80,000 full time already? Now, think about that. $40 billion we’re going to invest in the first three years. Think about that, Neville, in your capital-starved days, okay. 400 megahertz of spectrum and imagine: do you know that five years from now — these are plans, okay — the business plans for the company are to have revenue of $100 billion. That’s us, kids.

Now, okay, so, you know, there are so many things to decide, right? We are going to own the brands T-Mobile, Sprint, Metro PCS, Boost, Virgin. Think about that. They’re ours to figure out what to do with. I’m not going to make any statements: we can do whatever we want with them. We had two — we have a major — the headquarters of this company is clearly in Bellevue. But we have another one now. Remember, one of the things we’re going to have to think about is it’s ours, okay? So, until this deal’s approved, we’re going to fight like cats and dogs, but when it’s done it’s ours, right? So, if you hear me talking affectionately at times, it’s our thing, right? So, that’s — but here’s — there’s so many decisions to be made. There’s team to be discussed, brands to be discussed. But there are several things that have been announced, and I’ll tell you them and I’m excited about a number of them.

One, that the company will be called T-Mobile. Yup. Okay. Yeah, not in any rank order. Two, the CEO of the New T-Mobile will be me. And three, which is a gigantic statement at this point in time, is effective immediately, this young man will be the president and COO of T-Mobile and then, at the closure of the deal, will be the president and chief operating officer of the New T-Mobile. Let me ask Mike Sievert to come up.

The New T-Mobile

Mike Sievert

President and COO, T-Mobile

John, wow. All right. Have a seat. John, thank you so much. My cardigan and I really appreciate that, you mentioning that statement. This is — this day is just historic, you guys, and I want to talk a little bit about how we’re going to bring it about and what it means. And I have to tell you that there are people out there wondering and asking, when we bring these companies together, will we change? Will it change who we are? Will there be less competition in the marketplace? Might we behave like AT&T and Verizon? So, I just want to start by posing a question: is there anybody in this room that thinks we’re going to do anything but be a supercharged uncarrier? If everybody in this room is sure we’re going to be a fiercer, tougher, bigger, better, badder competitor than we’ve ever been by bringing these companies together, let me hear you right now. That’s what’s going to happen. That is what’s going to happen.

And I’ll tell you what — that’s exactly right. And I’ll tell you what the people that wonder about that haven’t factored. They haven’t factored this team. They haven’t factored us, they haven’t factored our DNA, how we think, how we operate, our hunger for competition and the fact that what makes this company so special is our customer centricity, our obsession with customers. The fact that we put them first, we treat them right, we change the rules of the industry in their favor every day. That’s who we are. It’s how we get out of bed. Nothing is ever going to change our DNA and that’s what some people are missing when they say this might bring about less competition. So, you with me on that?

I’ve got to tell you, this idea — we’ve been the uncarrier for five and a half years, five-plus years and I’ve got to tell you: this idea of supercharging it just gets me so fired up. And there’s a reason why we can bring a new level of competition to this industry than it’s ever seen before, and that’s because we’re going to go build the world’s most advanced 5G network. And in a minute we’re going to hear about it, but I want to tell you about the importance of it.

You know, the next few years are going to determine, as John was saying, whether or not America is a leader in the 5G digital economy. The next few years are critical because the — they’re the early years of the 5G era and the big question for our country is will we lead or not? Because right now, there’s a risk we won’t. There’s a risk that China and Korea will be ahead of U.S. industries when it comes to building up communications infrastructures, and why is this important? Well, think back to the 4G world, as John said. Think about that. The U.S. got an early lead in 4G and what resulted was an incredible explosion of economic benefit for U.S. companies around the world. The world’s leading and most valuable companies saw 4G in the U.S. that were U.S.-based and quickly transformed themselves early in the cycle to take advantage of mobile and became the world’s most valuable companies. Like Apple and Amazon and Google and Facebook and Netflix, they were American companies with American 4G early on and transformed themselves to become the biggest economic engines we’ve ever seen.

Innovators in garages all around this country saw 4G here first before they did in China and Europe and other places, and we couldn’t have guessed back then what they would build. We just knew that — since the internet was born that more is better. That people take up the capacity. We thought they would be using it for photos or web surfing. We didn’t imagine this world we live in today with smartphones that have transformed our lives, but we built the networks anyway. And what happened was people in garages everywhere invented Uber and Airbnb and Snapchat and Instagram and transformed our lives and created a massive economic engine because we were leaders.

And now the question is, will we lead again? Because this innovation with 5G is more important. It’s bigger in every way. It’s a more discontinuous innovation and it looks like the Chinese, the Koreans and others are ahead of us.

And so the question becomes, well, what’s this new company got to do with all that? Because haven’t you all been yapping about 5G for the last two years incessantly? Aren’t you doing 5G anyway, right? And here’s the thing: only one company, this New T-Mobile, is positioned to create quickly, in the critical early years of this cycle, a broad and deep nationwide 5G network. Standalone T-Mobile can go broad — remember we’ve been talking about 600 and having a nationwide 5G — but we can’t go deep with the kinds of explosion of capacity that will create this new level of competitiveness and bring about the new scenarios that will create the digital economy I just talked about. Sprint’s got some great assets to go deep and be able to create real explosions in capacity, but only in some places. AT&T and Verizon are going to do sporadic 5G, as John talked about, with millimeter wave spectrum that can go a couple of thousand feet. It’s awesome where you are, but it’s not going to change our whole infrastructure in this country and make us competitive.

Only the New T-Mobile can create a broad and deep 5G network early in the innovation cycle, and the thing that people need to know is that that’s going to be the basis of a new, intense level of competition in this market. They haven’t factored us, they haven’t factored our DNA, who we are, and they haven’t factored this historic network that we’re going to go build. So, we’re going to talk more about that, but that’s a critical thing for the future of this industry, this country’s economy and of course our future in this company.

Now, the other thing John mentioned that’s really important I want to double-click on is what it means for all of us, for our team, for teams over at Sprint. And what it means, in this integrative plan that we’ve begun to build, we’ve convinced ourselves that every single year in the planning horizon of this company we will have more jobs than the sum total of T-Mobile and Sprint as separate companies. From day one, more jobs; more jobs in year two; more jobs in year three and more jobs every year thereafter. And people might say, ‘Wait a second. How could that be? Aren’t you smashing these companies together that are kind of like each other and won’t there be duplication and isn’t that going to result in an elimination of jobs?’ We’re getting that question a lot, and of course, in a big complex business like this, there will be some of that. There’ll be the jobs who will be in different departments and different locations, they’ll change around so we can create an awesome team ready to go tackle this opportunity that I talked about.

But when you add it up, there will be more. Because we’re going to simultaneously start making massive investments. John told us we’re going to invest $40 billion in our network in the first three years. That’s incredible. That means engineering jobs, construction jobs in rural America, in our headquarters and many other places, to go tackle building the world’s most advanced 5G network now. That’s enabled by this new company. We’re going to get after enterprise,, because we’ve got a network that’s going to be able to bring real competition to AT&T and Verizon for the first time ever, building on all the success we’ve accomplished in T-Mobile for business over the last couple of years. There’s a thousand there.

Our customer care strategy in this company is more domestic than theirs. We’re a team of experts. We’re centered here in the U.S. We have global care that’s integrated, but more than half our calls are taken domestically by our domestic teams who lead those teams of experts. We’re going to roll that across the entire combined company now, and that means massive creation of domestic jobs, new teams of experts by the thousands as we take on Sprint customers over the first two or three years. We’re going to build retail stores in rural areas, hundreds and hundreds, maybe thousands of retail stores in places we don’t exist today, building thousands of jobs and opportunities in those areas and many others.

So, I want you to understand that this isn’t a dream. This is an integrated business plan. It creates a network that’s unprecedented and it creates opportunity for every one of us as team members. And the big question is, are we ready to go get it all done? So, that’s what it is.

And, so, every single thing I just talked about, including the whole basis for our competition, is based on creating a network. It’s based on something that will have explosive capacity like we’ve never seen before, a network that will be historic. And to tell us about that, will you please give the most giant welcome to the mad scientist of this company and the happiest chief technology officer in wireless history, Neville Ray.

Creating a Network

Neville Ray

Chief Technology Officer, T-Mobile

All right, all right, all right. Is this fucking exciting or what? Oh, my goodness. We — all of what you’ve heard from John and Mike there, what are we going to go do? We’re going to build the best fucking network in the world, let alone the U.S. There’s nobody more excited than me about what we’re going to go do here.

My God, we’ve come a long way. Think about four or five years ago we couldn’t even spell LTE let alone build any of it, right? And here we are now talking about moving into 2019, combining these companies and building the biggest kickass network anybody’s ever seen. We are going to be a global leader. We’re going to leave Verizon and AT&T in the dust. The capabilities we can build here are incredible. So, we’re going to have a lot of time, a lot of time to talk about, you know, 5G and this network. But let me do a couple of things real quick.

This network is going to be incredibly powerful. On the slide here, you can see speeds that could go up to a hundred times what we see in networks today. Latencies a tenth of what we see. Capacity — incredible capacity off the network. There’s been a small team of folks over in Bellevue — thank you guys, they know who they are, we’ll celebrate them more fully soon. They’ve been working away with the Sprint team for a long time now to build this network model, that throws off with confidence what we can build as a company. And believe it or not, as we go through integration a year or two later, we can build a network that has 30 times the capacity of our network today.

So, let me give you a simple analogy. If you’re going down the turnpike or somewhere, right? We all go and spend time on freeways. Think about a three-lane freeway, right? And how fast cars can travel during the rush hour, different times of day. We’re going to build a ninety-wide-lane freeway. That’s what we can do with this network. Can you imagine if somebody said they were going to build a road system like that in the U.S. and what that would do? The speeds that we can support — average speeds — will go from 30 megabits per second today in LTE to 450 megabits per second. Can you imagine what that will look like? Peak speeds on the network are going to go up north multi-gigabit speeds up to ten gigabits per second. I can’t even fathom what that’s going to be like. We are going to put a network down which is just going to be an incredible and awesome product for our customers. So, that capacity and speed, they’re the things we’re going to bring on 5G. We’re going to put that into the hands of our customers and all those other customers we’re now going to take from Verizon and AT&T. Incredibly exciting what we can do and what we can build, and we can build it in a pretty short period of time.

So, how do we do it? Okay. This is — this looks like a birthday cake this chart, doesn’t it? Kind of is, I suppose. Maybe we’ll be celebrating this one. Both John and Mike talked about spectrum. And so, I’ve talked a bunch, we’ve been doing Unstoppables — hopefully, some of you guys made those. We talked about our low-band and our high-band assets, this millimeter wave spectrum. We have it in New York, we have it in seven of the top ten markets. We’re going to go build that, we’re building that fast and furious anyway.

This slice in the middle, it’s yellow right now, is going to be magenta real soon, believe me. It needs to be a build on that slide, I want all of that fucking spectrum magenta. This is the 2.5 gigahertz spectrum that Sprint has. Now, Sprint’s problem is they’ve never been able to deploy it. They don’t have the network, they don’t have the density, they don’t have the people, they don’t have the money. They don’t know how to get that done. We do! And the first thing that me and my team are going to go do is bring all of that spectrum onto the T-Mobile network. That’s what we do that first two years after we close this transaction. We do that and what we can do is we’re integrating, we can now accelerate and build 5G at the same time. So, that $40 billion that you heard from John and Mike, that’s what we’re going to do that first two to three years, is bring these networks together, put this massive spectrum portfolio to use and then start that 5G story for T-Mobile in a really, really powerful way.

So, this is an incredible dream for me and my team to pull this level of asset together, with the team that we have. This is just an incredible journey we’ve been on to get to where we are today. And before I hand over to Braxton in a second, I just want to tell you guys every one of you has made this happen. This last five years and longer for many of you in the room I’m sure, every one of you has contributed to this story and put us in a position taking care of our customers, driving our business forward so we can go and realize an incredible ambition for this company: the number one wireless carrier in the U.S. Is that exciting? That’s exciting.

Okay. So, we talked about $40 billion. That’s a shitload of money, right? Even to me that’s a lot of money, $40 billion. So, I want to bring to the stage a man I love so dearly. This guy, he’s the best CFO on earth. He has gone out and built and assembled the financial structure and capability to go and realize all these dreams in a way that just blows my mind. I’ve spent a lot of time with Braxton, in and out of ratings agencies and banks, and my God, this man is a total master of what he does. He’s a rare breed. Please welcome to the stage the magenta cowboy, Braxton Carter.

Financial Profile

Braxton Carter

CFO, T-Mobile

Okay. I can’t tell — yeah, where’s my hat? Where’s my hat? You’ll see it Tuesday, I guarantee you. I can’t tell you how excited we all are about the financial profile of this new company. At close of this transaction, we’re going to be the 43rd largest company in America. Can you believe that? Wow! $75—76 billion of revenue going into the New T-Mobile, and that’s going to grow to over a $100 billion in five years. $53—57 billion of service revenue growing to $70 billion in five years. $22—23 billion of proforma adjusted EBITDA; that’s the cash flow that we keep investing back into the company and that is going to have an incredible growth path going forward.

Our margins are going to expand dramatically. 40—42% out the chute, but it’s going to grow to 54—57% in just five years. And our capex is going to be incredible. We’ve talked about the $40 billion; going into this, the capex level is $11 billion, but it grows significantly as we bring everything into the T-Mobile network and do 5G for all, and it’s going to make us number one not only in America, but in the world.

Okay. Let’s talk about the financial profile. We all know that T-Mobile’s the healthiest balance sheet in the entire industry and that’s allowed us to do this. And we know that Sprint has quite a bit of debt, and part of buying that, we have to take that debt on. But what’s amazing: in three to four years, we’re going to have less debt with the New T-Mobile than T-Mobile has today. That’s the power of what we’re all going to do together. And the explosion of resources to continue to grow and evolve this great company that we all built together is going to give us unlimited opportunities in the future.

Come on, that’s going to be amazing! Yeah.

So, who’s ready for the New T-Mobile? Yeah! Woah, yeah. Okay, back to John.

Concluding Remarks

John Legere

CEO, T-Mobile

All right. Hey guys, everybody come on up.

So, as usual, that’s a tremendous amount of information and I reiterate — I want to remind you, my very first day as the CEO of T-Mobile I made a commitment that was kind of strange at that time, that every single time we had any news to share we were going to get the entire company together and talk to all employees. We’re going to make them owners — thank you for being owners — and we’re going to have open dialogue. You know, the fact that we communicate this way is very rare, but I want you to know it’s out of complete respect for you.

Now, that may drive tons of questions in your mind. We obviously — those of us that have been working on the transaction, there’s only been a few of us — have had way too much time to think about this without sharing it with you. So, you may hear us going on and assuming things that we said, you all know, and you may have — if you have no idea, you really shouldn’t.

I want to finish this part by just saying something that we all sincerely, sincerely feel, which is thank you. I mean, it’s so incredible. You know, you built the network, you created the offers, you created the uncarrier, you created this energy. By the way, you created this brand and I’ve told you many times that this brand itself, who is you, is going to be something of gigantic value. You’re the future of the company. This is your company.

Now, I want to just say, this is going to take — I don’t know we’re saying first half of 2019. There is approvals from the FCC, from the Department of Justice, from the state PUCs, from [inaudible]. I mean, pretty much — and I want to let you know we’re embracing that. We are going to Washington today and by the way, we’re doing earnings tomorrow. You want to talk about a busy schedule? So, we’re flying to Washington, we’re going to be in the FCC and then at 4pm we’re announcing earnings. You didn’t forget that small piece, right? So tomorrow we won’t have another call, but we’re going to announce earnings. That’ll be another buzz of stuff to talk about. We’re going to be in the Whitehouse on Wednesday. We’re going to be at the Unstoppable Tour on Thursday. How’s that for a mix of activity?

But it’s going to take possibly, who knows, six to 12 months to get the approvals. You’re going to face a cycle right now that is wild and up and down and negative. Don’t worry about it. People have been waiting for so long to hear about this deal. A lot of people have just dusted off what they wrote three years ago, and they haven’t really thought about it.

But here’s what I know.  I know the integrated plan of this company and I know the things that Braxton said, and I know what we’re going to do for customers and I know how much value that is, and I know the team that can do it. On the other hand, I also know the messaging, and as of this morning it’s the first time the world has heard why we believe that this transaction should be approved. And I am going to hammer those messages every day to every senator, to every FCC commissioner, to the Department of Justice, the White House, why this is good for America, why it’s good for jobs, why it’s good for competition. And I ultimately believe that this will get approved, but we’re going to do it, it’s going to take a long haul. In the meantime, it’s going to go up and down.

But let me show you what happens if you know the value of what we’re creating: as the probability of people thinking it’s going to get approved goes up, so does what happens to the price. So, what you have today is you have heads exploding. People don’t know what to do. ‘Why would they allow this? Oh my God, I don’t think so.’ By the way, we’ve had a share buyback program going on. What people also know is when there’s a share buyback program, if you do something like this, you can’t do that anymore. So, people that were buying the stock for the buyback, they get out. People that are afraid. People that think it’s going to be 12 months of decisions. They don’t want to hang around.

So, there’s this crazy dynamic. Trust me: don’t look. I’m not looking at it. I know the answers, I know the outcome, I know how we’re going to get there. Trust me, it’ll go to the right place and we’ll keep you really, really communicated. I think I’m saying this to myself, not to you. It’s a long time.

So, the message truly is Verizon, AT&T, Comcast, Charter and everybody else that’s been sitting on your hands, the uncarrier is going to get even stronger. We’re going to do things with 5G that you’ve never seen before and, as we say all the time, anybody know? We won’t stop. Okay. Let’s — all right. Let’s — yeah. So, all right.

There are a thousand questions coming in. While we’ll stare at those, why don’t we switch to Bellevue, see if we can get John or Callie or Mike or everybody on, maybe say a word or two and see if we’ve got some questions over there. Let’s see. There you go. Anybody got a mic over there? Come on, Callie. Step up there.

Q&A

Callie Field: Hey there, can you hear us?

John Legere: Yup. Hey, not bad.

Callie Field: We just had a huge party — all say hello.

John Legere: Hey Callie, I’ll give you $100 if you sing your—

Callie Field: It’s a pretty good day.

John Legere: I’ll give you $100 if you sing your question.

Callie Field: Oh.

John Legere: Yeah. You must have a question, or somebody there. You guys get the first shot there in Bellevue.

Callie Field: Guys, got a question? All right, we’ve got some questions over here. Right here.

Tim: Hey. My name is Tim, I’m with messaging at the Bellingham Washington Facility.

John Legere: All right.

Tim: My question is, is I’m really excited about the merger, but is there any word on Layer3? I’d really love to get out of my Comcast contract.

John Legere: Let’s — I don’t know if Mike — Mike will take that. I want to tell you something that’s fascinating, is we’ve been meeting with media from around the world and we’ve been meeting with analysts and TV. And fascinatingly, in the magnitude of what’s going on, this Layer3 question comes up all the time. So, we’ve certainly captured not only the imagination of the world, but obviously you. Mike, you want to update?

Mike Sievert: Yeah. A couple things. One is — let me talk about it in two contexts. One is how this deal effects it. This is really huge. We kind of went by this fast, but John talked about all this convergence that’s happened in our market, and I don’t know if anybody’s noticed, but half of all Americans have only one option when it comes to their broadband or linear TV service over that broadband. That’s crazy. You know, that’s just — you talk about an uncompetitive, staid, old marketplace. So, there’s a huge opportunity for us here with the New T-Mobile because with that network Neville just described to us, we can offer service right into people’s homes that’s — that is an incredible opportunity for us. And then of course offer our TV service riding on that internet connection. So, it’s really a great thing that we’re in all these businesses and of course when we bought Layer3 we were dreaming about the potential for this merger.

I’ll say we’re getting started a heck of a lot before that — sooner than that, though. So, this year we’re going to launch a bunch of cities for our new branded service under T-Mobile and then we’re going to expand city by city from there, such that by the end of ‘19 we should be substantially nationwide. But it’s going to take a bit of time because we’re going city by city, and there’s two reasons for that. We need to get all the local affiliates so it’s really a competitive offer, that means the local channels. And secondly, we do some technology work in each city just to make sure there’s no chance that somebody will ever have their TV be buffered. So, stay tuned; it’s coming to a city near you and you’re going to be able to start selling it.

John Legere: Okay. Now, by the way, great question, but in the future, Callie, I suggest cash. Use cash. He deserves some cash. By the way, Freier, give that guy some cash. Come on. Give that guy some cash. Get out of your chair, reach in your pockets and give him some cash. No, we don’t want you to talk, we want you to give that guy some cash. You don’t have any cash? You’re the head of sales for the entire company, but you don’t have any cash. Come on, Nick, help him out, give him some pounds. Oh my God, look, you know how long this guy’s — you ever see the guy that never gets the check? Okay. Okay. John, you want to say anything from Bellevue?

John: Hi. I think this group is unbelievably excited and I know all of retail is crazy excited about the New T-Mobile. And for those of you in New York, I can’t wait to see you guys again. Thank you for everything you’re doing.

John Legere: Perfect. Okay. By the way, I want to tell everybody on the call we are getting tons of questions here and a lot of them have been answered. So, we’ll kind of just tick down.

‘Hey John, you’re still going to be our CEO?’ Yes, I’m going to be CEO of the new company. ‘What does this mean for carrier freedom?’ Listen, all of what we’ve done as T-Mobile, all of our uncarrier moves that were meant to change the industry that we’ve said are not promos, they are moves, they are permanent, they’re here. Right? So, that’s what you can expect.

‘Why is this time around different compared to last time with Sprint?’ Because there never was a last time with Sprint. This is the first time we ever had a deal. We signed a definitive agreement. Got it? All that other stuff. Any other questions? Okay.

‘Doesn’t Sprint have a lot of debt?’ Yes, they have a ton of debt. Fascinatingly, as Braxton said, one of the most amazing things here is that we’re able to refinance the whole company, still have a good net debt to EBITDA ratio which people track, and as Braxton said, within three to four years we’re down to a level of debt that is so low that people actually are saying, you know, ‘You aren’t really going to go to that low on debt?’ It kind of signals in their mind that you could borrow money and do more. That’s a fascinating, fascinating transition. That’s a big, big part of how this deal gets done.

‘Isn’t Sprint’s network crap?’ Okay, listen, these are great — but they are, they’re great questions for very importantly — stop it, kids. All right. You mean, isn’t the Sprint part of the New T-Mobile’s network — okay, I’m trying kids. Listen, this is — Neville only started to show it, right? But just at a very high level, what you do — this is what we did with Metro PCS and it was beautiful. You have, for example, when you take the macro sites of both networks, 110,000 macro sites on the network. You then look what do you need for the perfect nationwide footprint and then you take approximately 35,000 of them and you decommission them. You have 75,000. You build 10,000 more, you have 85,000 and you have 50,000 small cells. What you then do on the sites that you’ve kept from Sprint is you put T-Mobile’s spectrum on. So, now you have their spectrum and ours and then on our sites you hang their 2.5 spectrum and you now have 85,000 macro sites with all of the spectrum on it, right? Got it? Yeah, thank you.

Neville Ray: My job is done.

John Legere: Listen, it’s a massive undertaking, but these guys have done it. They’ve done it.

And, you know, and these are things like our network team, our proven track record, our ability to take these assets, take this debt and put it together — this is something that others couldn’t do. But the value that’s going to be created — and think about that, the end result, the end result of that is the nation’s first and only deep and broad 5G network and in the process, you’re saving $26 billion of network synergy by decommissioning sites and avoiding new capex. It’s a fascinating, fascinating thing. It’s historical.

And by the way, one of the things Neville said to everybody is, you know, sometimes people say, ‘Yeah, but the Metro, you know, the Metro deal wasn’t that big. How can you compare that?’ And I think Mike told analysts today, ‘Hey, by the way, several cities like L.A., New York of the integration of Metro were the same sizes what you have to do on a city-by-city basis with Sprint.’ So, anyway let’s see — let’s go behind — there you go, it didn’t take too long for the retention bonus question to come in.

Mike Sievert: It’s not a question, it’s a comment. ‘Please, please don’t keep the Can You Hear Me Now guy. He’s been with both Verizon and Sprint. Let’s just let him fade away.’ Got to give — kind of got a point there. ‘Don’t trust that guy,’ it says. That’s great. Casey R. from Frisco. I love it.

John Legere: As the CEO of New T-Mobile, I can’t condone this kind of behavior. I — listen, I want to tell you though, that’s a fascinating question, right? But think of the funny things that we could do! No, not funny like insulting. Remember, all of this is ours, right? So, you don’t have to wish that to go away. You don’t have to wish that to be used in a way that you like. It’s ours. That’s the way to think about it. Sure, you can change. You can shift. You can do whatever you want, but it’s ours, and that’s a fascinating — you know, if you sit around and say what do you want to do with these things? What are you going to do with those customers? That’s where you create this maximum value. You don’t kill, you re-shape and you do things. Fascinating, trust me. ‘Instead of Can You Hear Me Now or Can You Hear That, can we get Paul in a magenta shirt saying, ‘Are you with us?’’ Okay. See now, now you’re thinking. Now, all I do, all I do want to comment on this though is in the first 25 questions, several of you have brought this guy up. So, think about that, if awareness is an important thing.

Now, I want to tell you, if you want to see pictures that are amazing to see, you can imagine in order to get this transaction done I have spent amazing amounts of time with Marcelo Claure, including five or six joint TV appearances today and a joint call yesterday all day and night negotiating. So, it’s fascinating, you know, when you get this Paul guy, who knows what you’re going to think when he’s sitting there with you?

And by the way, if — until we get this done, you know, we’ll be having to trash him and everybody every day. And them too. I mean, that was — we were on — Marcelo and I did like a 30-minute interview on CNBC today — I let him talk twice — and — that’s just me. That’s just me. And, you know, and that was the question. Because last time I was on CNBC, they told me, you know, ‘You guys are fighting all the time. Like, what would you ever do if the two of you ever had to sit down for Thanksgiving dinner?’ And I told David Faber I’d probably throw mashed potatoes at him. So, we’ve brought that up.

Anything on here? ‘Why is T-Mobile/Sprint called a merger and not a buy-out?’ Semantics. I mean, you can — it’s a merger. I prefer the term merger of how we’re doing it. We are going to have 67% of the company as T-Mobile. They are going to 14 board seats and nine are going to be Deutsche Telekom, four are going to be SoftBank, one of them is going to be me. I think they didn’t know which way I fit so they called me a separate one. There’s control — governance is controlled by us and our former board. There is a four-year lock-up so neither party is moving out. Deutsche Bank and SoftBank are both — Deutsche Telekom and SoftBank are putting all the shares in, and in the period Deutsche Telekom has a say over the use of the voting rights of SoftBank. So you could call it whichever you want. I think the better way to think about is to announce it as a merger, because then it’s more this behavior, but it could go either way. You can call it whatever you want, just don’t put my name on it.

How about in here? Anybody in New York have a question? Yeah, want to come up? Come on up to the front here. Callie’s got cash? Woah. What’s that? Is that like [inaudible]. What up? How are you?

Speaker: Good my name is [inaudible]. How you doing?

John Legere: Oh, me too. Want some cash?

Speaker: I’m representing Brooklyn-Queens-Long Island. Thank you. My question is, well, I’m assuming that the new T-Mobile will all be GSM. I’m wondering what the process is going to be like for those Sprint customers with CDMA and how it’s going to be for the front line, for the retail.

John Legere: Okay, well now here is where I fall off track with the technology. I do know however that 20 million customers will have compatible handsets on day one and can be moved over, and I do know that we will migrate the CDMA customers to VoLTE through new handsets. And then?

Neville Ray: You said it all.

John Legere: Just say it. By the way, you too can memorize shit and not know what it means. See, when you go on TV, I know everything. You only need to know more than your audience. You just pray that they don’t ask me the second question because then I realize Neville’s not there and I’m really hosed. Go ahead, Neville.

Neville Ray: Super-fast. One of the things that we’ve done is build a very global-leading network with VoLTE, so the voice, most of our voice service now is on our LTE network. The Sprint guys are still running all of their voice on CDMA, which is obviously an old, old network, 2G, a little bit of 3G. That’s going away as an industry, so there aren’t going to be CDMA phones for too much longer. As we bring the Sprint customers over, a lot of the phones, as

John just said, that they have today, they have much the same iPhones and Galaxys that we do. A lot of those phones will work flawlessly on our network, not just with LTE data like we did with Metro, but also with the voice service on LTE. It makes the migration of the customers even easier than what we achieved with the Metro PCS base. It’s a great story.

John Legere: By the way, I want to go on record. I love all of you so much. I’m reading the questions and they’re so fantastic. I mean, it’s theater right there, and the range of questions are so — from so technical to I’d love to figure out who wrote that.  But they’re great, great questions and they give me a feel.

Obviously, a lot of people still worried about the stock price, so we’ll have to talk some about that. There is questions in here about the regulatory approval and if we don’t get regulatory approval, will we fall behind in 5G. Listen, Neville is already building the nation’s broadest 5G network, and I think he did a great job of explaining that. Will we be behind? We’ll be behind where we can be. We’ll be behind as a country. We will continue to do things. I’m very confident that this deal is going to get approved, so you have to understand, we’re very proud of what we’re doing with 5G, but this is a whole new level. This is world-changing levels of 5G. We’ll have to watch it. Can we make #Sprintgenta a thing? No.

Here’s a good one. This is a good one because it tells us about behavior. There’s a Sprint store across the street. I don’t know whether it’s corporate or retail. Now, this is what will happen to that staff in that scenario. There’s another question here, should I reach out and build relationships? Listen, we are competitors. We are not allowed, by the way, to talk or influence what they do. Although I know I’m going to be the CEO of the company, I can’t change anything that they do. Now, we know what they need to do because we’ve disclosed it to each other. We know their results. They know ours. We’ve shared things, but we can’t influence. If they were going to do something tomorrow — if they were going to change a store or build a store or invest, they have to because otherwise they would be changing their behavior for a transaction that’s not approved. Okay? So, no, you should not go over to this store and introduce yourself. Okay? Got it? No Sprintgenta. No half yellow/magenta, the whole thing.

Anybody here? See one? You want to come up? You know what, just come up here. Bring that mic and come on up here. You can come up too. Bring them, both of you. Come on. These are all great questions. Hey, by the way, Braxton, while they’re coming up, ‘How does this stock-only merger affect unvested stock options, grants, etc.?’ That’s an interesting question.

Braxton Carter: Yeah, so it’s just business as usual for us. We’re not being acquired, so the stock, everything stays fully in place, and all the provisions of it go forward just like it has always been.

John Legere: Right, so you probably read this. There’s two ways to look at it. It’s a stock-for-stock transaction. It’s a merger of two companies. The exchange ratio is either 9.75:1 or 0.10256. Used to be 0.102564, but hey, that’s a little too much detail.

Hi! Who wants to go first? You want to fight about it?

Speaker: I think ladies first.

John Legere: I agree.

Lakira: My name is Lakira[?], I’m actually with the Richmond, Virginia call centers. My question, because we deal with care, is now that Sprint and T-Mobile is merging, what changes will our customers face with this transition?

John Legere: Changes with what?

Lakira: [Inaudible]. With the Sprint and T-Mobile merge, what customers will our customers face with this transition?

John Legere: Oh, okay. Do you want to start?

Mike Sievert: Yeah, what’s amazing about this is it’s just going to get better. In other words, for our customers this story is purely good. There’s nothing they have to do. They don’t have to get a new handset. They don’t have to change anything. They don’t have to get to know a new care team. This is really about, over the next two or three years after approval, building a set of capabilities that’s the world’s most advanced 5G and carrying on. Now it’s much more complex, to the previous question, for Sprint customers because we’re not making any statements about brands here and what we’re doing with all the brands, but we are making a statement and have made a statement about the network, which is that this future network will be anchored on the T-Mobile network. We’re going to be expanding the T-Mobile network, changing the T-Mobile network, making it 5G, but it’s a growth from the T-Mobile network for the entire integrated company.

John Legere: I want to let you know, and I want the care team to know, certainly we’ve discussed this transaction a few times. We’ve had a chance to share philosophical views on things. Very early on in the process there was concepts and discussions about how do you integrate things like care? How do you deal with offshore, onshore? There are normal things that people think, like other companies think about care as a cost. Other companies think about offshore as a bad thing. I think we made it clear upfront very early that our global care is not something that’s offshore, that you want to screw around with. It’s a partner on a 7x24 basis. Our care and team of experts is a competitive advantage, so don’t look — by the way, when you put companies together, we would expect our care cost to go up. Right? We don’t think you spend enough on care. This will change over time, so the philosophy that we’ve gone forward with is that when you put the companies together, we take T-Mobile’s care and team of experts and deploy it across the whole base. That’s a philosophy that was a little surprising to some. We were very strong and adamant about it. It rules the day as soon as you see what we’ve been able to get done, very true to our love for care and the competitive advantage that it has.

Dude!

Rich: My name is Rich. I’m out of Bronx-South in New York.

John Legere: Who’s Katie?

Rich: Katie’s my oldest daughter. My question is —

John Legere: Okay. I was just wondering if you were one of those guys that gets a tattoo and then…

Rich: So, my question is, with the rollout of the 5G, is that also going to segue for us to open possibly unlimited service when it comes to hotspots? Because we get that a lot. We get that question a lot in the stores, when are we going to launch unlimited hotspots. I had participated in a thing back in I believe it was January, February, and they were just saying that at the time the focus was with 5G. So now hopefully with this, I’m trying to see if I get any answers for my customers.

John Legere: Yeah, okay.

Mike Sievert: The short answer is, yes, the network will be able to handle it. The only question, that will remain is, is that the best use of the network, the best kind of business we can create out of the network? So there will be some business decisions to be made there, but Neville very clearly showed you a network set of capabilities that are far in excess — now, it’s a few years out, but it’s far in excess of what most people get with their home broadband today, maybe double that. So there’s a huge opportunity here for us to bring real competition for the first time ever to home broadband, because this is an incredibly uncompetitive market. This is really exciting. I’ll tell you where it’s most uncompetitive, rural areas. So as we roll this network into rural areas, we can offer wireless service, but we can also bring real competition to the home.

One last thing on this. There’s a chance when we do what you’re talking about which is unlimited hotspots and things, there’s a chance that a lot of people will just not use home broadband at all. Right now, we’ve moved from, I think, as a country, about 8% to about 12% of Americans have no home broadband. Their broadband is their smart phone or their mobile hotspot. That could explosively grow with the kind of capabilities that Neville just told us about. That would be a whole different form of new competition in the industry, so we’re excited about that.

Rich: Cool.

John Legere: Hey, so we got a — we have a brave video question from Bellevue, I’m guessing from T-Mobile for Business.

CJ: Hi, my name is CJ and I do represent dedicated care team up in Bellingham. And my big question —

John Legere: Here comes the money. Yeah. Yeah. He’s already been paid. Doubling down.

CJ: My question is —

John Legere: Callie, that looks like it was only 20.

CJ: — with the merger with Sprint, what is our for-business sector going to look like?

John Legere: Okay. We’re still working on that. But you know what, I’ll tell you what. We’ve talked about this over and over again at Unstoppables, but there is a massive opportunity here and we think that we can hire into it. We think in the early year, year and a half, there could be 1,000 more people in T-Mobile for Business as we finally seize this opportunity. And Mike Katz, are you there?

Speaker: He’s there. I saw him.

John Legere: Yeah, but he might not have a mic. I was going to have Mike share —

Mike Katz: Yes, here I am.

John Legere: Yeah. Mike, real quickly, tell us about the upside from a market share standpoint that this company has with Business and why it would be such a great thing for the new company to make a big investment in it.

Mike Katz: Yeah, thanks, Mike. Man, what a historic day for us, but also for customers. And is — oh, camera. Hi! I was talking to the audience here. But for customers, I can tell you I’ve had a chance to talk to a bunch of our customers, and Business customers are so excited about this new 5G world. Business customers tend to be the ones that are the earliest adopter of these kind of technologies, so they are thrilled about what they’re getting today and how rapidly it’s going to accelerate.

But to Mike’s point, we have a 4% share of big enterprise in government, 4%. That means 96% of companies don’t do business with us and that’s our opportunity. And they are looking for another alternative to AT&T and Verizon. They control 90% of the market, and this gives us a great excuse to go get every one of them.

John Legere: Okay. I’m actually thinking that, just thinking out loud, there are so many answerable questions here. Maybe we can create some live chat where we can answer all these and keep it going for the foreseeable future. Some kind of an interactive — some of these and the ranges — just want to keep repeating. There’s simple questions like, ‘Is Boost involved in this? Is Metro involved in this deal?’ The answer is yes. Yes, yes, yes. They’re all involved. There won’t be announcements on those things until later.

I like this one because it — think about this, $150 billion deal, the nation’s 5G future is at stake. Jobs are being created. The White House will be involved. And question 86 is, ‘Will T-Mobile stores become Pokémon Go PokéGyms?’ Hey, listen, that’s important. That’s important to Byron in Albany, New York. 88, ‘What’s the parking situation like in Kansas?’ Pretty good. Love you people. This is beautiful. I have to admit, of all the things that I’ve prepared to discuss with the FCC tomorrow, the Pokémon gyms was not one of them, but I better brush up.

Anything else you see before we go to questions here? Anybody?

Mike Sievert: We have one at your end in Bellevue ready to go so —

John Legere: Okay. I’m going to go here first and then we’ll come to you.

Eric: Hello. How you doing? My name is Eric. I’m from the greatest call center in Richmond, Virginia. So my question is about creating new jobs, and as we continue to transition our new peers and customers into the new T-Mobile — thank you, Mr. John — as we continue to transition our new peers and customers into new T-Mobile, is there any jobs being created to help integrate them into a we-culture, into our uncarrier moves, tax, P&L, something like a culture project in essence? If so, what would that look like?

John Legere: Man, that’s a fantastic question.

Mike Sievert: I think that’s a great question, but also a fantastic idea. This is going to be so fascinating for us because you have two companies that are so different, that eventually are going to have to find a common mission, a common way of doing business. It’s going to be hard work.

We don’t have an integrated plan for it yet. All we know is at the high level, as John said, we’re going to take this incredible competitive advantage of team of experts and our associated global care capacities, we’re going to make that the standard way we do business across the whole company when these come together. We’re going to have to figure out how to on-board and make that all happen, the systems implications, the cultural implications, the training implications. It’s going to massive. Yeah, that alone will create jobs in the integration to figure out how to bring these two companies together and do it successfully. We have funded that in the budget. We’ve got a massive budget for this in care to be able to fund those kinds of things, but we don’t yet have operational plans. It’d be fun to get you involved and when the time comes…

John Legere: As we — I’m only looking at my watch because I’ve got to be on TV in 32 minutes. I wanted to comment on this, just because I want your help on this. Again, in the two companies that we’re going to put together, and obviously you know how successful we are at care, and you know that our processes are going to drive what we do, and we’re going to expand on who we are. So we’re really thinking about how do we do that and how do we integrate.

There are 240,000 people who today are sitting and wondering, what does this mean for me? Right? If you think for a moment that you have in your mind a tiny bit of question and insecurity — what does this mean for me? — think about maybe 100,000 of the rest of those people. What we need to do is we need — like what I’ve got to do, outside of going to Washington, I’m going to go spend time making sure that we get an opportunity to see who these people are, what their capabilities are, how do we integrate them. So I’d ask your respect and support to — let’s think about this again. It’s a something we’re going to put together that’s of value, and we’ve got to maintain that value. It’s not the kind of thing that we should take a victory lap, so just take that question and then picture the person on the other side. Right? So that’s just my request. I think I was talking to myself again but…

Hey, dude, you look so patient there. Come on, Bellevue.

Mike Sievert: Oh, wait a minute, we don’t have you on mic.

John Legere: Let’s just make believe we know what he’s saying. ‘John, you’re amazing’ — what else? Handsome. ‘How do you get those long flowing manes?’

Mike Sievert: We don’t have you.

John Legere: Anybody? We’re going to work on it. We don’t have your mic. Try again. You know, he might be fucking with us. He might just not be saying anything. Right? He might be over there just going… Don’t you think? I would. No? No. Okay.

Mike Sievert: Maybe on the —

John Legere: He’s on a 4G —

Mike Sievert: Maybe it’s just we that can’t hear. Maybe on the video he’s playing. We’re going to come back to you in a minute. They’re going to work on that.

John Legere: Sorry, dude. Wait, I’m going to answer your — oh no, hold on. No, come back. Look at that. Isn’t that the saddest thing you’ve ever seen? Wait, I’m going to answer your question. Okay, you ready? Okay. I don’t — look at this. I’m telling you. Aha! We nuked him down. They just need that — I think we closed that site. Want to try again? Come back. We’re ready for you. We love you. What are we doing here? All right. Hey.

Mike Sievert: What about — try another mic.

John Legere: Try one of the other mics.

Mike Sievert: No, John, don’t try anything else. Let’s just have him keep trying the same-

John Legere: Hey, dude. Call me. Callie, give me a mic. Callie. Mike? Mike’s still answering the last question.

Mike Sievert: Say something in yours and we’ll see if it’s on. Don’t say anything.

John Legere: Okay, hello.

Mike Sievert: This could be great.

John Legere: She’s calling on the phone. Oh no, there you go. I don’t have a phone.

Mike Sievert: Oh, wait. Are you texting us the question?

John Legere: All right, I give up. No? No. Maybe it’s coming here. Oh, who are you calling? Calling me?

Neville Ray: I’m calling Callie now.

John Legere: Oh, there’s Callie. Hold on. We’re going. Come on, Callie. Hold on. I’ll be right with you.

Mike Sievert: It’s ringing.

Speaker: Hey, John

John Legere: Yeah! This is — we did it. We did it. This is almost for sure going to be the most insightful question. Okay, go —

Speaker: So, if this is a stupid question I apologize for all this, but with the launch of 5G coming and [inaudible].

John Legere: Wait. Let me see if I heard that question. With the launch of [gibberish]. Try again.

Speaker: So, with the 5G coming up, I was just wondering if we’re still releasing the [inaudible]?

John Legere: Here, wait. Just ask Neville. Here. Take it.

Neville Ray: Okay, I’m listening. I’m listening.

Speaker: So, with the —

Neville Ray: We’re on, dude. I can hear you now.

John Legere: We can’t even integrate two sites by video. Look at this. We’re watching Neville take a phone call.

Neville Ray: Okay, okay. So, the question was, are we still releasing the 600 megahertz spectrum? The answer is absolutely yes. We’re building it at a furious pace. It’s flying across the country already and 600-megahertz will be live with 5G. There was a question on the ticket tape here earlier on, first phones first half of 2019, 600 megahertz 5G.

John Legere: By the way, somebody asked on here with this deal coming together, are we going to slow down 600 at all?

Neville Ray: No, no we accelerate.

John Legere: Not one bit. By the way, not only are we rolling out 600, but 200 pops have been deployed since you started your question. Joke! Come on. All right, anything here? ‘What will you do on the first day if the merger is complete?’ Acquire customers, visit stores, and go to care and tell them I love them. That’s what we’re going to do.

You see anything here? Anything in the room? Should we wrap up? Listen — you do? What are you waiting for? I’ve been standing in front of you for an hour and a half. Come on up here. Okay.

Taj: Hi, my name is Taj from BQ-East. Okay, so my question is, what’s going to happen to the Sprint stores that are close to the T-Mobile stores?

John Legere: Good question. Should we answer this for the 27th time or no? You know what? Say that again. Can you sing it?

Speaker: You better sing that song. Sing it, sing it, sing it, sing it.

Taj: I can’t.

Speaker: I’ll sing it girl, come on. Let’s do this. It’s not good, but I’m going to do it, right. What’s going to happen to the Sprint stores near ours?

John Legere: So, that was really — don’t you love when somebody says, ‘Oh, I’m not really that good at this,’ but then Broadway comes out? She had her own little microphone on her head from the theater.

Listen, again, we will have the ability when the companies are together to look at the full footprint of stores, where they’re located, what’s the best mix of locations, etc. We still have decisions to make on brands. What are we going to do with the brand portfolio? What are we going to call each piece? How are we going to deliver brands? Then, what’s the — it’s kind of a store footprint of similar to what we’re doing with network. Look at everything and figure out. Now, by the way, you can have two locations that are near each other. One might be better, and you don’t have to get competitive. They’re both yours. We also have to remember that Sprint is pretty much a dealer network as well, so we’ve got a whole myriad of things, but they’ll be sitting there and we’ll be able to look and say, ‘Okay. What’s where? What’s the best utilization of our overall brand?’ It’s going to be a ton of work, but don’t expect those kinds of things until the deal is approved.

Okay? All right, anybody?  Okay, listen — oh yeah. Dude, why don’t you come up here? Both of you. Nobody else get in line, okay kids? I’ve got to go to Fox, remember? Tax reform, China… Hi! Make it quick, dude. I’m good.

Ryan: Ryan, by the way.

John Legere: Oh, me too.

Ryan: Ryan from RVA, because we are… So, I do have two questions. I’m gonna be quick.

John Legere: Give me one back.

Ryan: You can’t take it back. You can’t do that. So, with the roll-out of 5G and creation and building up, will there be a negative impact on communities? Because we want to make sure that that isn’t the case. And where are we building it up at? So, will it?

John Legere: Fascinating you should say that. The exact opposite is true. We expect to have a significant impact on communities all around the country. We expect to not only build capabilities in network, retail stores, jobs, but as we’ve already said, as was our plan, it will be accelerated. We plan to get deeply involved on a personal level as a company in communities all around the country. This is the exact opposite of that.

Ryan: Second, with the new acquired Layer3 TV, as well as with this merger, what are the — I guess it’s kind of premature, but how does the — as far as the landscape of business in opening new streams for other avenues, what does that look like for the future for the New T-Mobile and the magenta family?

John Legere: Think about what we were doing with Layer3 TV, we believe it’s a clear adjacency to provide something that customers want that is adjacent to wireless. This is a capability that will significantly expand our asset, our network, our speed, and the potential. But our vision of all — everything is going to the internet, all the internet is going to be viewed mobile and the capabilities that everybody wants continue to expand. This is one of many things. Layer3 is a start of a creation of a whole set of capabilities. This company — by the way, I don’t want to start talking ahead, but this isn’t the end of the game. This is the next step in our process of creating what we truly believe can be behind this brand for customers on multiple industries across the United States. Not that I’m thinking that when the net debt is down, but we’re going to continue to drive. Layer3 was one small start. If you wanted to, you can think forward to the next things that we can do, especially based on this network. Good.

Dude. Quick. Go.

Shawn: My name is Shawn. I’m also out of Richmond, Virginia. I’ve been doing the account and I’ve also been in tech, right now I’m actually doing the messaging. As far as my other 38 representatives in my community at home, we kind of want to know in regards to with us getting over our Sprint customers, are they going to be rolling into that team of experts as well? Or would their sites be doing a team of experts? Or kind of, how would it work?

John Legere: Okay so, yesterday — was it yesterday? When did we announce this deal? Yesterday, maybe about 24 hours ago we signed the definitive agreement to merge these companies. Suffice it to say there’s a lot of details to be done. I can only tell you that our core capabilities of team of experts and care is a fundamental component as to how we see this company moving forward. How do we take all of the customers, the 127 million, the 100 million customers of the new T-Mobile and give them the care that we’ve become famous for? How you do that by local community? I would think the best way to think about this if you’re part of something so core like you are, as a great opportunity for the expansion of your skills and the use of your skills across an even greater business.

Cool. All right, kids. So listen, so I’m going to run off and go on TV. I would say so many of your questions, we need to reinforce. I just saw one that I’m going to comment on and it said, ‘Hey, I like the way you played up the jobs theme in the announcement today. I get that.’ We’re not playing up shit! Let me explain to you: everything I just said to you, I’m going to have to testify in Congress about. You don’t make shit up and go down there and fool around. This company truly is going to create jobs. It truly is going to change the entire landscape of the nation around 5G. It is going to create competition, faster speeds, lower prices. If it sounds too good to be true, that’s why this coming together of these companies is so powerful and exciting.

We’re going to learn a lot together. You’re going to hear tons about it. You need to stay focused on the business. I mean, a number of us on the team here have spent day and night for weeks; a number of our leadership team members have been totally involved in the business. You have to stay totally focused on the business. We’ll communicate like crazy with you. The more you can learn about that message that we’re creating — and I know today wasn’t enough — we need you to be out there in your communities with customers, with friends, explaining why this is the right thing for the country and why you’re so proud of it, why it’s great for things. We need to arm you about that. It’s going to happen.

It’s been a big day. It’s a historic day. Please, do something that I’m going to find the time to do sometime the next couple of days: really feel, even for this moment, the fact that we made this announcement, feel some amazing pride and satisfaction about what you’ve been able to accomplish and the magnitude of what the world is now looking at that will be called T-Mobile and what we might accomplish that is actually going to take on changing the planet. I mean, it’s an amazing thing. So, congratulations everybody and thank you very much.

[END OF TRANSCRIPT]

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

 ALL-EMPLOYEE WEBCAST

ALL-EMPLOYEE
WEBCAST
T··Mobile·
MARRIOTT MARQUIS
NEW YORK

LEGAL DISCLAIMER Important Additional Information In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091. Participants in the Solicitation T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Cautionary Statement Regarding Forward-Looking Statements This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

[LOGO]

NEW

CREATING ROBUST COMPETITION IN THE 5G ERA AT PIVOTAL TIME Unprecedented capacity, speed and latency to drive revolutionary consumer experience unlocking significant economic value Accelerate U.S. position in 5G as the only company able to quickly deploy a broad and deep nationwide 5G network Use early leadership in 5G to capture wave of innovation and disruption, benefiting customers and the nation’s economy Network capabilities and capacity will lead to better service and lower prices Continuation of proven pro-consumer strategy that is fundamentally built around more value and higher consumer satisfaction Proactively create new competition and disruption in adjacent markets Bring real mobile broadband competition to rural Americans for the first time and new competition for businesses of all sizes Creating new jobs day one with investment to expand customer service, retail footprint and 5G buildout Driving rapid investment nationwide in 5G, ensuring American leadership in 5G eco-system Forcing converged industry leaders to invest more and faster Accelerating the growth of millions1 of U.S. jobs and substantial economic value            1Based on CTIA estimates from “The Global Race to 5G” April 2018. SUPERCHARGE UN-CARRIER STRATEGY JOB CREATOR FROM DAY ONE UNLOCKING ECONOMIC VALUE UNPRECEDENTED NATIONWIDE 5G NETWORK

INDUSTRY LINES BLURRING 6 T-Mobile Restricted Information: Privileged and Highly Confidential, Attorney Client Privileged BROADBAND WIRELESS VIDEO

[LOGO]

FASTER TO

SUPERCHARGED UN-CARRIER

LEADERSHIP

JOBS! Rapid Rollout of 5G Expand Customer Care New Retail Locations

5G IS TRULY REVOLUTIONARY WITH ECONOMIC BENEFIT… MASSIVE 3 million new US jobs (800K in construction) 100X 100X 10X 5G will handle 100X more devices Global 5G will reach peak theoretical speeds of 10 Gbps $275 billion investment Economic Leadership is at Stake! $500 billion economic growth Projected reductions in latency (from 10 – 20 ms today LTE) Untold potential for innovation Mobile HD Video Connected cities and homes Self-driving Cars Smart agriculture Mobile VR and Augmented reality Consumer wearables …and even more!        Source: CTIA Stats on slide based on CTIA estimates from “The Global Race to 5G” April 2018 LIMITLESS POTENTIAL EXTRAORDINARY RESPONSE TIME UNMATCHED SPEED UNPRECEDENTED CONNECTIONS

5G IS TRULY REVOLUTIONARY WITH MASSIVE ECONOMIC BENEFIT…

UNPRECEDENTED CONNECTIONS	100X	5G will handle 100X more devices
UNMATCHED SPEED	100X	5G will reach peak theoretical speeds of 10 Gbps
EXTRAORDINARY RESPONSE TIME	10X	Projected reductions in latency (from 10 – 20 ms today LTE)

LIMITLESS POTENTIAL

3 million new US jobs (800K in construction)

$275 billion investment

$500 billion economic growth

Untold potential for innovation

Global Economic Leadership is at Stake!

Source: CTIA

SPECTRUM BANDS DENSE URBAN mmW MID-BAND METRO LOW-BAND NATIONWIDE

FINANCIAL RESOURCES TO DISRUPT AT SCALE

FINANCIAL RESOURCES TO DISRUPT AT SCALE
T - -Mobile
THE UN-CARRIER
TMUS Nasdaq Listed
Nasdaq
NYPD

THANK YOU

LET’S TALK

T-Mobile: The Street Transcript

Participants:

•                  Scott Gamm, The Street

•                  John Legere, T-Mobile

•                  Marcelo Claure, Sprint

Scott Gamm: T-Mobile and Sprint are merging. Joining me now on the floor of the New York Stock Exchange are T-Mobile CEO John Legere and Sprint CEO Marcelo Claure. Great to see you both.

John Legere: Great to see you we’re happy to be here.

Scott Gamm: Great to have you here. So we know that T-Mobile and Sprint have reportedly been in merger talks several times over the past few years. What changed this time around? What made these talks successful?

John Legere: Sure. Marcelo, you want to start?

Marcelo Claure: Now is the right time. We’ve been discussing this with John and we figured out the US needs 5G. We looked at our spectrum position and we decided that right now is the time to put the companies together to build the world’s most advanced 5G network. That’s one. Secondly, the market is ready. The US is leading behind China today from a 5G perspective. The only two companies that can make it happen because of spectrum position is if we put T-Mobile and Sprint together. The time is now and we’re ready to go do it.

Scott Gamm: So, you’re saying this is not just a good deal for both companies, it’s a good deal for America?

John Legere: It’s not just a good deal for America, its critical for America. That’s one of the reasons I am so confident about this deal being approved is that American policy needs to support things that will spur innovation in the 5G cycle or we’re behind. What’s happening right now is — do you know that the 4G economy, so the mobile economy driven by 4G, was about $3.3 trillion in 2016 spurred by what America did in 4G with our leadership. 5G is going to be an era that should drive 3 million American jobs, $275 billion in investment, $500 billion in economic value, and right now, we’re behind, we’re way behind, and we’re possibly losing our leadership to China or South Korea.  What we’re going to do together, is we’re going to put together the world’s first complete broadband network nationwide using 600 and 2.5 and that’s dramatically different. So not only will that bring this to America, but we think its going to cause the others to step up their game and step up their investment. I would suspect it could drive $20 billion in more investment by our competitors in addition to the 40 billion we plan to invest.

Scott Gamm: Yeah -how much of that $40 billion is for 5G?

John Legere: Well, I mean the majority of it because if you look at what we’re doing with the company, the majority of every dollar that’s going in, will be the integration and the creation of two network capabilities. So, between us, we have 110,000 macrosites and what we’re going to do is we’re going to find the 75,000 that are perfectly matched, we’re going to add 10,000, we’re going to have 85,000 macrosites and 50,000 small cells and then what we do is we go back in and we put the T-Mobile spectrum on all the Sprint keepsites and we put the Sprint 2.5 on all the T-Mobile sites and then you have this massive capability. Very important, in that AT&T and Verizon don’t have free spectrum to use for 5G so they have two choices and this is what’s happening in America. They either need to kick their customers off LTE and then use it for 5G, which you know they can’t do, or the millimeter wave spectrum that they’re using now, for their fixed broadband, in order to deploy that nationwide, you would need 6 million nodes at 250,000 each - 1.5 trillion. They don’t have the money. So, we’re all going to step up our game. And this is a big wake up call.

Scott Gamm: And you say this deal is going to create jobs. But we know there is going to be $6 billion worth of synergies. So where do those cuts come?

Marcelo Claure: Let me add a little to what John said. We’re doing this merger today because we both need each other. Sprint couldn’t build this network without T-Mobile and T-Mobile couldn’t build this network without Sprint. And that’s why most great partnerships for mergers are done. That’s one. How we’re going to create jobs and where these synergies coming from - the network. If you think about it today we run two parallel networks in order for us to offer this service to our customers. Now we combine the network and number one synergy creator is that we’re going to have one network, one set of IT systems, one set of back-office systems. Secondly, this is a growth story. When we’re going to have the same coverage as AT&T and Verizon, we’re going to new places where neither Sprint or T-Mobile could before. With those new places, we open up new stores, hire people, and we create a lot of new jobs. Third, T-Mobile has a different philosophy than Sprint. We, at Sprint, at a cross-reduction mode, we took a lot of jobs overseas. T-Mobile believes in bringing jobs back to the US. We have tens of thousands of jobs overseas that we plan to bring back to the US. This is why this is one of the few mergers in history that you can say we’re going to be net job positive on day one and we plan to hire, listen to this, tens of thousands of people in the first three years. This is going to be a great job story.

Scott Gamm: Still the big question though is, what’s going to happen to the consumer’s bill? Is it going to go up?

John Legere. Hold on. As soon as we finish this wonderful tour of talking with everyone here, we’re on our way to Washington. Right? For the first of many highly anticipated ways to go have these dialects. When you stand here and you make the kind of statements that we’re making, you know you’re going to have to go to the FCC and the DOJ and show the econometric model. You don’t say these things lightly. There will be more jobs on day one in the two companies and forward, than in the companies separately. Prices will go down. So the un-carrier, who we both have both been a part of creating that philosophy, with the new speeds and capabilities, we’re going to offer more services, better competition in rural America, broadband alternatives, faster speeds and lower prices. So, you can’t just say those things and then stroll down to Washington. We’re going to show where the jobs are. Now, to your point when you invest $40 billion over 5G in your network, you’re going to impact a lot of the country in the economies and small parts of America. We’re going to open hundreds of stores in rural America, create jobs in rural America, expand call centers, there may be some rationalization in back office functions or sales but the net of those is up.

Scott Gamm: Rationalization…meaning?

John Legere: Well, we don’t know. We added 27,000 people last year, and what we have got to do, which we have not even thought about yet. We own Sprint, T-Mobile, MetroPCS -

Scott Gamm: Which you added jobs at Metro.

John Legere. Ok. Thank you for bringing that up. Metro PCS, we merged 5 years ago. Today, there are twice as many customers, 3 times as many employees, and that brand is alive and vibrance as the number one pre-paid brand. And the integration was done in two years although they said it was three, and we delivered $10 billion in synergies but committed to 6. So yes, in the network integration in the cities of LA and New York, for example, with Metro, are about the same size as the kind of integration we have to do. So, our track record on jobs and on integration is clear.

Scott Gamm: But still, it’s not like its two obscure oil companies merging, everyone knows who these companies are —

John Legere: Isn’t that cool?

Scott Gamm: Do the optics of that make it tougher to get the blessings of regulators?

Marcelo Claure: The main optics is pricing, right? The reason why we can make commitment that we’re going to lower pricing, the fundamentals of 5G are predicated on a lower cost per bit. But when you have a factory that’s going to be producing bits at lower costs, then that affords you to basically lower prices. Not too many CEOs are willing to stand up on their first day of their merger and make a commitment to the American consumer that we’re going to give you the best products, the best service, and lower prices. You usually don’t hear that. People save that argument for the end. We’re pretty upfront in saying — best product, best prices, more jobs. Whenever you look at a merger, I think that’s what America is looking for. So, this is good for America, this is good for consumers, this is good for shareholders, so we think this a really good transaction.

John Legere: By the way, don’t confuse big brands with big companies. Right? When you look at this brand, and you look at this brand, do you think the same things as when you see the Comcast brand? Or the AT&T brand? Or Verizon? First thought is big, focused on self, not on customers, being dragged to innovation. When you look at our brands, you think of us and our companies, and the fact that we’re fighting to help consumers. Our big message going to Washington, and these pink sneakers and pink shirt will roll right in there, because it’s part of who we are that says, Hey, everything you came to count on from us, you can count on double. And part of what we do is we make those other guys wake up, invest more, our goal is not to be the only one offering lower prices and more services, we want everybody to. And then you win. And that’s going to be our commitment.

Scott Gamm: And John, your competitors have been eyeballing content deals. When you and I spoke in February, you wouldn’t rule out that possibility. Does this deal increase the chances of a possible content acquisition?

John Legere: First off, with the network we’re going to create and the broadband capabilities it delivers, the first step is that people will be able to use our devices, all sorts of devices not just phones, a whole pleather of things that will come with 5G, and we will be a conduit for the content that they want to roll forward. At this point we don’t necessarily see the need to own and control and curate the content that takes place. Think about, I’m going to invest in lower prices, I am going to invest in jobs, I’m going to invest in the 5G network. Comcast over there, who most people are just held onto, is now sneaking into the wireless business, and their best thought about what to do with the next $30 billion worth of shareholder value is buy a UK-based content company. Does that sound like the best thing for America? I don’t know. I am just saying. It sounds like somebody, who has got a mass plan, to own and control and drive what customers do, not help them and give them choices or an alternative — it’s what we’re here for.

Scott Gamm: And final question, you guys have a colorful history, at least on Twitter, some harsh words for each other, is that water under the bridge right now?

John Legere: I don’t know - ask him, he’s bigger than me, might take me out.

Marcelo Claure: Tomorrow after we are done in Washington, we’re still fierce competitors and we will continue to keep that competitive force inside of us.

John Legere: And listen, like two good fighters, we have not only respect what each other has done for the companies, we respect the companies, and we actually respect the way that we compete even on that front. Yeah, we’ve had our words, we’ll have them again, but I think we’ve created a great working relationship that’s very important for the companies that we both run.

Scott Gamm: Alright, quite a day. Marcelo, John, thank you so much for joining us.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement;

adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Tweets related to the transaction:

NEVILLE RAY (@NevilleRay)

•                  The New @TMobile would significantly enhance our network with immediate customer benefits like speed, coverage & capacity as we build a nationwide 5G network that puts the US in a 5G leadership position. Incredible potential! Key info below. https://allfor5g.com/

•                  Quote Tweet: <“The new combined T-Mobile/Sprint will have more than 150MHz of spectrum in almost every major market in the US, making it a powerful new player. More spectrum = faster data speeds.”> Yep! Our intent is to create the mother of all networks. It’s going to be something no one has ever seen! More on that here: https://allfor5g.com/

•                  <“Hey @JohnLegere @SievertMike @NevilleRay @marceloclaure how do you plan getting the US to that 5G leadership position when you’ll be busy dealing with network integration and getting approvals with that deal? Will the merger process slow the move to 5G?”>how do you plan getting the US to that 5G leadership position when you’ll be busy dealing with network integration and getting approvals with that deal? Will the merger process slow the move to 5G? We’re projecting the New @TMobile will have the first and best nationwide 5G network in the US. Period.

•                  <“Does this mean better coverage once you guys combine? Rural areas still lack”> We’ll be able to expand much faster to many more people with superior quality, especially in rural areas!! Info here! www.AllFor5G.com

•                  <“So is the merger of Sprint and T-Mobile a done deal? #5G”> Stay tuned! Over the coming months there will be a lot of regulatory and shareholder review and approval. Key info here: www.AllFor5G.com

•                  <“@TMobileHelp @JohnLegere @NevilleRay Hope you guys do this merger right. Please make sure this merger does not affect the strong #MagentaNetwork. Because @sprintcare network sucks. Just make sure the high quality of customer service and network stay together like now.”> The network would only get stronger! Everything we do will benefit customers! Key info here: www.AllFor5G.com

•                  <“If @TMobile FINALLY leverages @sprint’s 2.5GHz spectrum effectively (since Clearwire, Sprint nor Softbank have been able to yet) then this will be an incredibly high-performing network. The combo of spectrum is unique in the US. assets.fiercemarkets.net/public/007-Tel…”> Yes!

•                  <“Sure, but generally I expect @NevilleRay and @SprintCTO to ignore me. I’m not important like you guys... <image002.png>”> I try to respond to everyone as soon as I can….

•                  <“Question is will T-Mobile phones support sprint MHz?” We fully plan on leveraging all of the combined spectrum assets with the new network. Key info here www.AllFor5G.com

•                  <“@JohnLegere @marceloclaure @SievertMike @NevilleRay You guys have been talking about being competitive with wireline broadband on speed. How do you intend to be competitive on capacity? That is, supporting 100s of gigabytes and terabytes of network usage per user?”>

Between our 600 MHz and Sprint’s extensive 2.5GHz and other combined assets, we plan to create the highest capacity nationwide mobile network in US history. Key info here: www.AllFor5G.com

•                  <“The combined spectrum footprint is impressive #5GForAll”> Looking forward to building an unprecedented network! Check it out: www.AllFor5G.com

•                  <“T-Mobile said just LAST WEEK that they don’t see home broadband as an interesting business for 5G. LAST WEEK.”> We’re building the first and best nationwide MOBILE 5G network. But why not break down other walls, too, if we can? Lots more here…. www.AllFor5G.com

•                  <“Doc, you and @NevilleRay will get to work your magic together. Two of the very best in Wireless <image003.png>”>Thx! I’m excited to collab. Check it out: www.AllFor5G.com

G. MICHAEL SIEVERT (@SievertMike)

•                  The New @TMobile is committed to maintaining a disruptive, customer-first approach with better service, lower prices and the highest capacity network. #5GForAll Info below. allfor5g.com

•                  <“Not sure how to feel about this...I’m a Sprint customer that was thinking of switching to T-Mobile but now.. I hope this is a good thing”> Well it sounds like you’re all set then, haha! Seriously, tho, if you were liking how @TMobile was going about wireless before, you’ll LOVE it after the merger. Our outlook on wireless isn’t changing one bit. But we will have more resources to realize our vision! Info here: https://allfor5g.com/

•                  <“Very worrying. Says consumer benefit but could be the beginning of T-Mobile becoming another greedy corporation just like the rest. Mergers never benefit the consumer these days.”> No way! We went from losing to the fastest growing company in wireless bc we saw the carriers were doing everything wrong. That’s who we are, and that won’t change. And we have a track record with Metro!! #WeWontStop putting custs first! Info here: https://allfor5g.com

•                  <“What happens to the 30k Sprint employees?”> We have concrete plans that project job growth for the combined company vs. the two standalones! We’ll be building out in markets neither company has ever been & adding jobs in sales, retail, care, engineering, and more. Info:https://allfor5g.com/

•                  <“Will the unlimited plan still be available? And will you keep the T-Mobile network? Sprint’s doesn’t work where I work.”> We don’t believe in limits! Our plans are anchored on the T-Mobile network...Expect everything to get better!! Lots of info here:https://allfor5g.com/

•                  <“Does this mean higher prices and less options for all?”> We project having LOWER prices down the road and we aren’t changing who we are one bit. Only gaining more resources to do wireless right in a world of carrier wrongs……. AND expand to broadband and video! Lots of info here:https://allfor5g.com/

•                  <“Hey @JohnLegere@SievertMike @NevilleRay@marceloclaure how do you plan getting the US to that 5G leadership position when you’ll be busy dealing with network integration and getting approvals with that deal? Will the merger process slow the move to 5G?”> I think if @NevilleRay has proved anything over the years it’s that his team doesn’t slow down for anything!

•                  <“Sprint and T-Mobile are going to correctly say that their network will be bigger and better. What they WON’T say is that without each other as competitors, prices will be higher and higher.”> What?! No way!! We’re STILL the #Uncarrier, after all!! We’re projecting more innovation, better service- the world’s most advanced 5G network, with LOWER prices. We wouldn’t do this if it wasn’t to advance who we are, the Un-carrier!! More here. https://allfor5g.com

•                  <“Bye, bye good T-Mobile customer service.”> With all due respect, that’s not even close to right! The service we will create will be unprecedented!  And nothing will change our TMO service culture, ever!  https://allfor5g.com

•                  <“The approval to merge with Sprint was approved, from what I am reading. Hopefully, your service won’t be negatively impacted.”> The merger still has to go through the regulatory review process, but I can tell you we’re expecting huge improvements across the board!! And in the meantime, #WeWontStop either!! Full details here:https://allfor5g.com

•                  <“WA continues its leadership in wireless telecom today with news that@TMobile is growing tech jobs in our state through proposed merger with Sprint. We’ll look forward to hearing more details regarding rural broadband and consumer choices.”> This is a huge opportunity to bring competition and real choice to rural areas. Excited to share all the info with you and others! In the meantime, important stuff here:www.AllFor5G.com

•                  <“So @TMobile and@sprint trying to merge ? What does this mean for consumers?”> We’ll be able to create highest capacity nationwide network in US history, it’ll open thousands of jobs, prices will go down with more value, and we’ll build the world’s most advanced 5G network. Key info here:www.AllFor5G.com

•                  <“So will the new company keep the name T-Mobile or Sprint?”> T-Mobile. Key details here! www.AllFor5G.com

•                  <“#TMobile and@sprint announce plans to merge. NO!!!!!!!!!!!I left#Sprint for@TMobile and won’t go back!”> You don’t have to go anywhere, Shelley! We aren’t changing our approach to how wireless should be done one little bit! Key info here: www.AllFor5G.com

•                  <“@SievertMike Congratulations on becoming President and COO of T-Mobile!”> Thank you! But we still have a lot to work through! Check it all out: www.Allfor5G.com

•                  <“Deliver. Please.”> You got it!! We’ve got a lot of work to do for you! Key info: www.Allfor5G.com

•                  <“I’d like to join the new company in a social media/customer relations role. How can I get you my resume?”> I’m sure we’d love to have you on board! Reach out to @TMobileCareers and check out what we have going on at www.tmobile.careers

•                  <“A company having 5G only matters if it covers my area or where I travel. I’ll stick with 4G to have more nationwide coverage but come 2019 I’ll reassess T-Mobile after the new spectrum is in place.”> Please do! We plan to create the highest capacity nationwide network! Important info here:www.AllFor5G.com

J. BRAXTON CARTER (@braxtoncarter)

•                  <“Congrats @TMobile @JohnLegere @braxtoncarter! I hope you have smooth sailing thru the regulatory process. This is a great deal for the USA!”> Thank you! @TMobile has done so much for wireless customers in America and we project this merger will REALLY amp our efforts to change wireless and other industries for good! More on that here: https://allfor5g.com/

•                  <“@braxtoncarter Yeah baby My dream has come true! Congratulations Braxton! You are the best in the business. Big mergers don’t always work out as you know, but with this team I could not be more confident in its success!”> Thank you so much!

•                  <“Who knew @Beyonce was forecasting this merger @TMobile @sprint #Coachella #AllFor5G”> Whoa, haha!  https://twitter.com/jaydub39/status/990651515307098112?s=21

•                  Janice V. Kapner, Too much fun filming a message to our incredible employees with New @TMobile CEO @JohnLegere and COO @SievertMike! Can’t wait to watch them supercharge the Un-carrier strategy + accelerate innovation in the 5G era for consumers. More info here: http://www.allfor5G.com

JOHN FEEHERY (@JohnFeehery)

•                  The U.S. is competing with China and Korea to lead on developing 5G. READ how the @sprint - @TMobile merger will help the U.S. innovate faster: http://www.thefeeherytheory.com/moving-to-a-5g-world/ #FeeheryTheory (Link)

•                  Moving to a 5G World #FeeheryTheory https://t.co/WhyLtMOGAs (Link)

MIKE SHIELDS (@mshields007)

•                  T-Mobile CEO John Legere Credits Tax Reform With allowing @TMobile and @Sprint announcement https://youtu.be/Kdouu2VxlPk via @YouTube (Link)

•                  This report is #1 reason why @TMobile & @sprint deal is good news so US carriers can create 5G ASAP -> CTIA - China Holds Narrow Lead in Global Race to 5G, Report Finds https://t.co/NrLypZLsnu (Link)

•                  Huge part of @TMobile and @sprint announcement is national security implications of 5G. Admin was so worried about China they wanted to do 5G through govt; now it will be done by private US companies (Link)

•                  Biggest advantage of @TMobile and @Sprint announcement today will be job creation post tax bill. Money not going to buybacks, going to 5G development. (Link)

•                  Excited to see @TMobile and @Sprint leading the way on #5G technology, helping accelerate the development of #5GForAll in America. Great for American global leadership and our economy. More info about the announcement here: http://www.allfor5g.com #5Gmerger (Link)

•                  T-Mobile, Sprint say merger is Trump’s kind of deal https://t.co/eRgEfKsFP5

•                  U.S. Commerce Secretary says 5G priority for Trump administration boosting argument behind wireless carriers Sprint and T-Mobile proposed deal https://t.co/qhTOGKU8Qp

•                  <@ITIFdc: The opportunity to have three healthy, roughly equal-sized competitors fighting it out to deploy #5G should be a welcomed development for the U.S. economy. https://t.co/7XCF7BszxM>

•                  This report is #1 reason why admin considered govt development of 5G and why @TMobile & @sprint announcement is such good news - so US carriers can create 5G before China ->CTIA - China Holds Narrow Lead in Global Race to 5G https://t.co/UVqrXQpWLT

•                  T-Mobile CEO John Legere Credits Tax Reform With allowing @TMobile and @Sprint announcement https://youtu.be/Kdouu2VxlPk via @YouTube

KATHLEEN O’BRIEN HAM (@kobham)

•                  RETWEET (@JohnLegere): Can’t wait to tell you all about what The New @TMobile will do for US wireless consumers and shareholders tomorrow on @SquawkStreet, @jimcramer & @davidfaber! Here are the details: https://t.co/zZdWdX8aHA (Link)

•                  RETWEET (@McDowellTweet): Hey @gigibsohn - you asked for an example about a merger creating jobs? 5 years ago @TMobile merged w @MetroPCS to compete in #4G – a combo that created jobs: THREE TIMES the number of people work at @MetroPCS today than in 2013! For more data, see https://t.co/qlFb86IK2O (Link)

•                  RETWEET @mshields007: Biggest advantage of @TMobile and @Sprint announcement today will be job creation post tax bill. Money not going to buybacks, going to 5G development. (Link)

KEVIN MADDEN (@KevinMaddenDC)

•                  RETWEET @TechFreedom: Combining Sprint & T-Mobile Will Benefit Consumers https://t.co/JtsAeB3FoI (Link)

•                  RETWEET (@nytimesbusiness): “It’s hard to argue that 5G is not key to the next five to 10 years,” said one telecom analyst. “Strategically, if you’re the U.S. and you’re trying to plan industrial policy, this deal makes sense.” https://t.co/IwHnY6FvFD (Link)

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following is an excerpt from the T-Mobile Investor Factbook for Q1 2018:

PROPOSED COMBINATION WITH SPRINT

•                  On April 29, 2018, T-Mobile announced that it had entered into a Business Combination Agreement with Sprint to merge in an all-stock transaction at a fixed exchange ratio of 0.10256 T-Mobile shares for each Sprint share (or the equivalent of 9.75 Sprint shares for each T-Mobile share).

•                  The combined company will be named T-Mobile and is expected to trade under the (TMUS) symbol on the NASDAQ.

•                  Deutsche Telekom and SoftBank Group are expected to hold approximately 42% and 27% of diluted economic ownership of the combined company, respectively, with the remaining approximately 31% held by the public. The Board will consist of 14 directors, of which 9 will be nominated by Deutsche Telekom and 4 will be nominated by SoftBank Group. John Legere will serve as CEO of the combined company and will also serve as a director.

•                  The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close no later than the first half of 2019.

STOCK REPURCHASE PROGRAM

•                  On December 6, 2017, we announced that our Board of Directors authorized a stock repurchase program for up to $1.5 billion of our common stock through December 31, 2018 (the “Stock Repurchase Program”). The Stock Repurchase Program does not obligate us to acquire any particular amount of common stock, and the Stock Repurchase Program may be suspended or discontinued at any time at our discretion. Repurchased shares are retired. During Q1 2018, we repurchased approximately 10.5 million shares of our common stock under the Stock Repurchase Program at an average price per share of $63.46 for approximately $666 million.

•                  From the inception of our Stock Repurchase Program through April 27, 2018, we repurchased approximately 23.7 million shares at an average price per share of $63.07 for a total purchase price of approximately $1.5 billion.

•                  During Q1 2018, Deutsche Telekom AG (“DT”), our majority stockholder and an affiliated purchaser, purchased approximately 3.3 million additional shares of our common stock at an aggregate market value of approximately $200 million in the public market or from other parties, in accordance with the rules of the Securities and Exchange Commission and other applicable legal requirements. We do not receive any proceeds from these purchases.

•                  On April 27, 2018, our Board of Directors authorized an increase in the total stock repurchase program to $9.0 billion, consisting of the $1.5 billion in repurchases previously completed and for up to an additional $7.5 billion of repurchases of our common stock, allocated as up to $500 million of shares of common stock through December 31, 2018, up to $3.0 billion of shares of common stock for the year ending December 31, 2019 and up to $4.0 billion of shares of common stock for the year ending December 31, 2020, with any authorized but unutilized repurchase capacity for any of the foregoing periods increasing the authorized repurchase capacity for the succeeding period by the amount of such unutilized repurchase capacity. The additional $7.5 billion repurchase authorization is contingent upon the termination of the Business Combination Agreement with Sprint and the abandonment of the transactions contemplated under the agreement.

Forward-Looking Statements

This Investor Factbook includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Any statements made herein that are not statements of historical fact, including statements about T-Mobile US, Inc.’s plans, outlook, beliefs, opinions, projections, guidance, strategy, store openings, position within the industry relative to its competitors, deployment of spectrum and expected network modernization and other advancements, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggests,” “plan,” “project,” “believe,” “intend,” “estimates,” “targets,” “views,” “may,” “will,” “forecast,” “outlook,” and other similar expressions. The forward-looking statements speak only as of the date made, are based on current assumptions and expectations, and involve a number of risks and uncertainties. Important factors that could affect future results and cause those results to differ materially from those expressed in the forward-looking statements include, among others, the following: the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction with Sprint, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the Business Combination Agreement; adverse effects on the market price of our or Sprint’s common stock and on our or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of us, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of our or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the proposed transaction on the market price of our or Sprint’s common stock and on our or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant costs related to the proposed transaction, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into our network and operations; the risk of litigation or regulatory actions related to the proposed transaction; the inability of us, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the Business Combination Agreement during the pendency of the proposed transaction could adversely affect our or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which we and Sprint operate; adverse economic or political conditions in the U.S. and international markets; competition, industry consolidation, and changes in the market for wireless services could negatively affect our ability to attract and retain customers; the effects of any future merger, investment, or acquisition involving us, as well as the effects of mergers, investments, or acquisitions in the technology, media and telecommunications industry; challenges in implementing our business strategies or funding our operations, including payment for additional spectrum or network upgrades; the possibility that we may be unable to renew our spectrum licenses on attractive terms or acquire new spectrum licenses at reasonable costs and terms; difficulties in managing growth in wireless data services, including network quality; material changes in available technology and the effects of such changes, including product substitutions and deployment costs and performance; the timing, scope and financial impact of our deployment of advanced network and business technologies; the impact on our networks and business from major technology equipment failures; breaches of our and/or our third-party vendors’ networks, information technology and data security; natural disasters, terrorist attacks or similar incidents; unfavorable outcomes of existing or future litigation; any changes in the regulatory environments in which we operate, including any increase in restrictions on the ability to operate our networks; any disruption or failure of our third parties’ or key suppliers’ provisioning of products or services; material adverse changes in labor matters, including labor campaigns, negotiations or additional organizing activity, and any resulting financial, operational and/or reputational impact; the ability to make payments on our debt or to repay our existing indebtedness when due or to comply with the covenants contained therein; adverse change in the ratings of our debt securities or adverse conditions in the credit markets; changes in accounting assumptions that regulatory agencies, including the Securities and Exchange Commission (“SEC”), may require, which could result in an impact on earnings; changes in tax laws, regulations and existing standards and the resolution of disputes with any taxing jurisdictions; the possibility that the reset process under our trademark license with Deutsche Telekom AG results in changes to the royalty rates for our trademarks; and other risks described in our filings with the SEC. You should not place undue reliance on these forward-looking statements. We do not undertake to update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.

Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

About T-Mobile US, Inc.

As America’s Un-carrier, T-Mobile US, Inc. (NASDAQ: TMUS) is redefining the way consumers and businesses buy wireless services through leading product and service innovation. Our advanced nationwide 4G LTE network delivers outstanding wireless experiences to 74.0 million customers who are unwilling to compromise on quality and value. Based in Bellevue, Washington, T-Mobile US provides services through its subsidiaries and operates its flagship brands, T-Mobile and MetroPCS. For more information, please visit http://www.T-Mobile.com or join the conversation on Twitter using $TMUS.